May 17, 2004

ANNUAL INFORMATION FORM

2003

CAMBIOR INC.

Table of Contents

List of Maps and Tables

Explanatory Notes:

1. *All **dollar amounts** presented in this Annual Information Form are expressed in US dollars, unless otherwise indicated.*

2. *Production results are in metric units, unless otherwise indicated.*

3. *Cambior Inc. carries on business in Canada. The subsidiaries of Cambior Inc. carry on business in Canada and elsewhere. In this Annual Information Form, the words "Company" and "Cambior" are used interchangeably and in each case refer, as the context may require, to all or any of Cambior Inc. and its subsidiaries.*

Cautionary Note to US Investors

*The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as "**mineral resources**", that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC. **US investors are urged to consider closely the disclosure on the technical terms in section 5 of Item IV.***

Special Note Regarding Forward-looking Statements

This Annual Information Form contains or incorporates by reference certain information that may constitute "forward-looking statements". All statements other than statements of historical fact set forth herein, including, without limitation, statements regarding production targets and timetables, potential mineralization and reserves, exploration results, future plans and objectives of the Company including (without limitation) work programs, development plans and exploration budgets, and disclosure relating to reduction of hedging and off-balance sheet transactions and to contractual commitments are forward-looking statements that may involve a number of known and unknown risks, uncertainties and other factors.

Forward-looking statements, which involve assumptions and describe the Company's future plans, strategies and expectations are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The following are some of the important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements: hazards normally encountered in the mining business including unusual or unexpected geological formations, rock bursts, cave-ins, floods and other conditions; delays and repair costs resulting from equipment failure; liability under environmental legislation; uncertainties in mining reserves and mineral resources, competition for mining properties with Canadian and foreign companies that may have substantially greater financial and other resources; material fluctuations in metal prices; fluctuations in the market price of gold and foreign currencies relative to the Canadian Currency; risks involved with investments in emerging countries including stability of legislation and policy, unilateral revocation of mining rights and political instability; federal, state and provincial legislation governing the acquisition and ownership of mining rights, mining duties, income taxes, labor, health, safety standards, exports and other related matters. **Such risks and uncertainties are more particularly described in section 4 of Item III below and, as regards specific assets, projects or activities, in the relevant portions of this Annual Information Form.**

Any forward-looking statement speaks only of the date on which it is made and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict which factor will arise**.**

Glossary

Mining Terms

By-product: a secondary metal or mineral product recovered in the milling process.

Carbon-in-leach (CIL) process: a modification of CIP whereby carbon is added directly into the slurry during leaching as opposed to CIP where carbon is added after leaching is complete.

Carbon-in-pulp (CIP) process: a process used to recover dissolved gold from a cyanide leach slurry. Coarse activated carbon particles are moved counter-current to the slurry, absorbing gold as they pass through the circuit. Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis.

Concentrate: a product containing the valuable metal and from which most of the waste material in the ore has been eliminated.

Contained ounces: ounces in the ground without reduction due to mining loss or processing loss.

Converter: a furnace in which the pyrochlore concentrate is converted into ferroniobium and heat is produced by the oxidation reaction.

Cut-off grade: the lowest grade of mineralized material considered economic; used in the estimation of mineral reserves in a given deposit.

Deferred stripping: additional waste mining in excess of the average stripping ratio for some period of time during the mine plan in an open-pit operation. Costs related to this additional waste mining are capitalized when occurring and charged back to operating costs when waste mining is less than the average stripping ratio.

Depletion: the decrease in quantity of mineral reserves in a deposit or property resulting from extraction or production.

Dilution: an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an orebody.

Grade: the relative quantity or percentage of metal or mineral content.

ISO 14001: a standard established by the International Organization for Standardization setting forth the guidelines for an environmental management system.

Kaizen: a management system of continuous improvement that empowers employees to change business processes and contribute to achieving corporate objectives.

Leach/heap leach: to dissolve minerals or metals out of ore with chemicals. Heap leaching gold involves the percolation of a cyanide solution through crushed ore heaped on an impervious pad or base.

Mineral reserves: mineral reserves are divided into two categories; proven and probable mineral reserves, which are **more particularly defined herein under section 5 of Item IV**.

Mineral resources: mineral resources are divided into three categories; measured, indicated and inferred, which are **more particularly defined herein under section 5 of Item IV**.

Recovery: the proportion of valuable material obtained during the mining or processing. Generally expressed as a percentage of the material recovered compared to the total material present.

Restoration: operation consisting of restoring a mining site to a satisfactory condition.

Stope: the underground excavation from which the ore is extracted.

Stoping: the process of mining the orebody.

Stripping: the process of removing overburden or waste rock to expose ore.

Tailings: the material that remains after all metals or minerals considered economic have been removed from ore during milling.

Tailings pond: a containment area used to deposit tailings from milling.

<u>Financial Terms</u>

AMEX: American Stock Exchange.

Call option: option giving the purchaser the right but not the obligation to buy gold at a predetermined (strike) price.

Counter-parties: the persons that the Company has entered into hedging transactions with and include the Company's lenders.

Depreciation: the amortization of costs over the life of an asset, including depreciation of physical assets, depletion of mining properties and amortization of developments costs.

Derivative: a financial instrument whose value depends upon the values of underlying assets, interest rates, currency exchange rates or indices.

Direct mining cost: the average cost of producing an ounce of gold at the mine, excluding deferred stripping costs, refining and transportation costs and by-product credits.

EBITDA: earnings before interest, taxes, depreciation, depletion and amortization, non-hedge derivative gain/loss and writedown of assets.

Forward sales: the sale of a commodity for delivery at a specified future date and price, usually at a premium to the spot price.

Hedge: a risk management technique used to manage commodity price, interest rate, foreign currency exchange or other exposures arising from regular business transactions.

Hedging: a future transaction made to protect the price of a commodity as revenue or cost and secure cash flows.

LIBOR: the prime interest rate *per annum* at which deposits in U.S. dollars are loaned by banks in the London interbank market.

Margin: money or securities deposited with a broker as security against possible negative price fluctuations.

Margin call: call for margin deposit as security for the counter-party.

Mark-to-market valuation: the process of evaluating the hedging commitment based on current market conditions, including spot price, volatility, gold lease rate, rate of interest, and the pertinent time period.

Mine operating cost: the average cost of producing an ounce of gold. Includes deferred stripping costs, refining and transportation costs and by-product credits less royalties, depreciation and restoration.

Prepaid gold forward sales agreement: an agreement to deliver a quantity of gold over a period of time. The cash proceeds are received up front and accounted for as deferred revenue.

Royalty: cash payment or physical payment (in-kind) generally expressed as a percentage of Net Smelter Returns ("NSR") or mine production.

Spot price: the current price of a metal for immediate delivery.

TSX: the Toronto Stock Exchange.

Variable volume forward: a contract for a nominal quantity of gold maturing at fixed delivery dates. The delivery dates and strike prices are fixed, but quantity to be delivered during any specific month may vary from a minimum of 80% to a maximum of 150% of the nominal quantity based on the spot gold price.

Volatility: propensity for variability. A market or share is volatile when it records rapid variations.

Conversion Table

METRIC SYSTEM		IMPERIAL SYSTEM
1 metre (m)	=	3.2808 feet (ft)
1 kilometre (km)	=	0.6214 mile (mi)
1 gram (g)	=	0.0322 troy ounce (oz)
1 kilogram (kg)	=	2.2046 pounds (lbs)
1 tonne (t)	=	1.1023 tons (t)
1 gram/tonne (g/t)	=	0.0292 ounce/ton (oz/t)

SYMBOLS USED

Au	=	gold
Cu	=	copper
FeNb	=	ferroniobium
Nb	=	niobium
Nb_2O_5	=	niobium pentoxide (pyrochlore)

Item I   Name and Incorporation

The Company was incorporated on November 7, 1973 under the name "Niobec Inc." and was continued under Part IA of the *Companies Act* (Québec) pursuant to a certificate of continuance dated November 29, 1985. At the time of its continuance, the Company amended its articles to enable itself to issue shares to the public. The Company's articles were again amended on March 14, 1986 to change its name to "Cambior Inc.".

Cambior's articles were restated on January 1, 1988 when the Company amalgamated with Rouanda Mines Inc., a wholly-owned subsidiary of Cambior, itself a product of the amalgamation between Aiguebelle Resources Inc. and another wholly-owned Cambior subsidiary. The Company's articles were again restated on January 1, 1994 when Cambior amalgamated with VSM Exploration Inc., a wholly-owned Cambior subsidiary acquired through private purchases followed by an insider bid.

The Company's registered office is located at 1075, 3rd Avenue East, Val-d'Or, Québec, Canada, J9P 6M1, and its executive office at 1111 St. Charles Street West, East Tower, Suite 750, Longueuil, Québec, Canada, J4K 5G4.

Item II   Intercorporate Relationships

Cambior Inc. owns all of its main Canadian assets directly and serves as the holding company for the other companies in the group. **A diagram featuring Cambior's main assets and privately-held subsidiaries** (with the jurisdiction of incorporation for each of them shown in brackets under its name) **is set forth on page 8**. All shares held by Cambior in these subsidiaries are voting shares, except for the Class III non-voting Preference Shares of OGML (as defined below) which Cambior owns in totality. **The location of Cambior's principal assets is illustrated on the page following the diagram.**

OMAI Gold Mines Limited ("OGML"), a 95%-owned subsidiary of Cambior, was incorporated on August 15, 1991 pursuant to the *Companies Act* of the Co-operative Republic of Guyana ("Guyana"), and continued on February 3, 1997 under section 339 of the *Companies Act 1991* (Guyana). OGML holds the mining rights and the assets comprising the Omai mine and manages operations thereat. **More detailed information on this subsidiary and the Omai mine is given in subsection 4.1.1 of Item IV below.** OGML's registered office is at 176-D, Middle Street, Cummingsburg, P.O. Box 12249, Georgetown, Guyana.

Rosebel Gold Mines N.V. ("RGM"), a 95%-owned [1] subsidiary of Cambior, was incorporated on May 8, 2002 pursuant to the *Commercial Code* of Suriname. RGM holds the mining rights and assets comprising the Rosebel mine and manages operations thereat. **More detailed information on this subsidiary and the Rosebel property is given in subsection 4.1.2 of Item IV below.** RGM's registered office is at Heerenstraat NR8, Paramaribo, P.O. Box 2973, Suriname.

CBJ Caiman Inc. ("CBJ Caiman") was created on November 29, 2003 by the merger, pursuant to the *Canada Business Corporations Act*, of a wholly-owned subsidiary of Cambior, incorporated for said purpose on October 22, 2003, and Ariane Gold Corp. ("Ariane"), a publicly-held corporation the shares of which traded on the TSX. Caiman holds indirectly exclusive exploration permits and related assets comprising the Camp Caiman project in French Guiana. Caiman's registered office is 1111 St. Charles Street West, East Tower, Suite 750, Longueuil, Québec, Canada, J4K 5G4. **More detailed information on this subsidiary's principal asset, the Camp Caiman project, is given in subsection 4.1.3 of Item IV below.**

On August 13, 1991, Cambior USA, Inc. ("Cambior USA"), a wholly-owned subsidiary of Cambior, acquired Carlota Copper Company. **More detailed information on this subsidiary's principal asset, the Carlota copper project, is given in section 4.2 of Item IV below.**

Cambior also holds interests, and options to earn direct or indirect interests in exploration and development properties located in Peru. Cambior holds such interests primarily through its wholly-owned subsidiary, Sociedad Minera Cambior Peru S.A., which has its office at Ave. José Casimiro Ulloa No. 312, Urb. San Antonio, Miraflores, Lima 18, Peru. **More detailed information on Peruvian exploration properties is given in subsection 4.3.1 of Item IV below.**

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[1] As the Government of Suriname also holds Class B voting shares since commencement of commercial production, its overall participation in RGM's share capital is slightly different than 5% (currently approximately 6%). However, all Class B shares will be redeemed over the next years and, in any event, no dividends will be paid prior to the full redemption of Class B shares. Therefore, only Class A shares are considered for the purposes of reflecting each shareholder's true and permanent participation in RGM's share capital.

Cambior's Corporate Structure


CAMBIOR INC.
(Québec)
Doyon mine (100%)
Mouska mine (100%)
Sleeping Giant mine (50%)
Niobec mine (50%)(1)
Cambior USA, Inc.
(Delaware)
(100%)
Carlota Copper Company
(Illinois)
(100%)
Carlota project
(100%)
OMAI Gold Mines Limited (2)
(Guyana)
(95%)
Omai mine
(100%)
Rosebel Gold Mines N.V.(2)
(Suriname)
(95%)
Rosebel mine
(100%)
Sociedad Minera Cambior Peru S.A.
(Peru)
(100%)
La Arena project
(100%)
CBJ Caiman Inc.
(Canada)
(100%)
Camp Caiman project (3)
(100%)

(1) On April 21, 2004, Cambior announced an agreement to acquire, through a merger transaction, all shares of Sequoia Minerals Inc., which holds the other 50% interest in the Niobec mine.

(2) Notwithstanding non controlling interests in OGML and RGM, the Company accounts for its investment on a fully consolidated basis and reports 100% of production due to OGML's and RGM's capital structure and the rules governing cash flow distribution.

(3) This project is indirectly owned by CBJ Caiman through wholly-owned subsidiaries.

Cambior's Mines and Projects - Location


Doyon Mine
Mouska Mine
Sleeping Giant Mine
Niobec Mine
Canada
United States
Carlota Project
Omai Mine
(Guyana)
Rosebel Mine
(Suriname)
Camp Caiman Project
(French Guiana)
Peru
La Arena Project
Mine
Project

Item III   General Development of the Business

1.   Three-Year History

1.1   2001

2001 was a transition year for the Company. Initially, its efforts were directed to complete its financial restructuring but progressively its focus moved towards the development and implementation of a strategic plan to rebuild shareholder value through the profitable mining of metals and minerals.

On January 12, 2001, Cambior simultaneously closed an amended and restated restructuring agreement, a second amended and restated $65 million credit facility agreement and a $55 million prepaid gold forward sale agreement (collectively, the "2001 Agreements"). The aggregate proceeds of the 2001 Agreements, which replaced and superseded the credit agreements entered into on December 22, 1999, were used to refinance Cambior's remaining bank debt.

The $65 million five-year credit facility concluded with a banking syndicate led jointly by J.P.Morgan Chase Canada and The Bank of Nova Scotia and including the National Bank of Canada and Société Générale (collectively, the "2001 Financial Creditors"), consisted of a $55 million non-revolving term loan and a $10 million revolving credit facility. As part of this transaction, Cambior issued to the banking syndicate, 1.3 million warrants to purchase common shares at Cdn $0.56 per share, exercisable at any time on or before December 31, 2005.

The $55 million prepaid gold forward sale agreement concluded with Crédit Suisse First Boston (subsequently replaced by The Bank of Nova Scotia) provides that 233,637 ounces of gold shall be delivered in equal instalments on the last business day of each month from July 2001 to December 2005.

On January 18, 2001, Cambior closed a $6.3 million private placement with Jipangu Inc. ("Jipangu"), a privately-held investment company focused on gold, which subscribed 15 million common shares at a price of $0.42 per share. In late September 2001, it closed a $3.7 million private placement whereby Jipangu subscribed for 6,491,228 common shares at a price of $0.57 each. Proceeds of both placements were used to repay a mortgage loan secured by the Company's interest in the Niobec mine.

On September 28, 2001, the Company sold its 50% interest in the El Pachón copper project located in Argentina to a wholly-owned subsidiary of Noranda Inc., thereby concluding its financial restructuring program undertaken in late 1999.The Company received $13 million at closing and will receive $2 million no later than four years from closing. The $13 million cash proceeds were applied to reduce indebtedness under the 2001 Agreements and pay related fees.

On October 26, 2001, the Company agreed with Golden Star Resources Ltd. ("Golden Star") to acquire, *inter alia*, its 50% interest in the Rosebel property located in Suriname, concluded simultaneously a Cdn $5.8 million private placement with Jipangu and received Cdn $3.4 million from the exercise by Jipangu of 2.1 million previously issued common share purchase warrants.

Golden Star agreed to sell its interest in Rosebel for a cash consideration of $8 million and a (gold price participation) right to receive a quarterly payment of an amount equal to 10% of the excess, if any, of the average quarterly market price above $300/oz for gold production from Rosebel's soft and transitional ore and above $350/oz from Rosebel's hard ore up to a maximum of 7 million ounces produced. In addition to the Rosebel transaction:

- the Company agreed to transfer to Golden Star its rights in French Guiana exploration properties held at such time;

- Golden Star agreed to transfer its rights in the exploration properties adjacent to the Rosebel property (Headley's Reef and Thunder Mountain) to Cambior; and

- Golden Star agreed to transfer its OGML shares to Cambior in consideration of the assumption by the Company of a loan made to Golden Star by OGML and all other liabilities of Golden Star that are associated with OGML.

The subscription agreement concluded with Jipangu provided for the issue of 4,950,000 units at a price of Cdn $1.17 per unit, each unit consisting of one common share and one warrant entitling its holder to purchase one additional common share at an exercise price of $0.83 until November 30, 2002. Under said subscription agreement, Jipangu shall:

- not acquire, directly or indirectly more than 45% of the total issued and outstanding common shares of the Company;

- in the event of a third party cash take-over bid for all common shares of Cambior, either (i) tender its shares to such bid provided that the Company's board of directors is so recommending, or (ii) make a superior offer to all shareholders;

- if it wishes to dispose of more than 10% of Cambior's outstanding shares, if so requested by the Company and for a six-month period, proceed through an underwritten secondary offering or otherwise in an orderly manner; and

- be entitled to propose such number of nominees for election at the Company's board of directors that will be proportionate to its shareholdings but up to a maximum of four nominees (two of which being unrelated to Jipangu), subject however to Jipangu holding a minimum of 10% of the Company's issued and outstanding common shares.

This private placement closed on December 12, 2001. During that month, the Company filed a mineral reserves report on Rosebel pursuant to the Canadian National Instrument 43-101 for mining projects.

1.2   2002

2002 was significant for the Company as it was positioning itself for future growth and profitability. In accordance with this objective, the Company strengthened its balance sheet, renegotiated its hedging obligations, moved the Rosebel project to the construction phase and implemented a new management philosophy based on continuous improvement and the Kaizen System.

On January 10, 2002, the Company and the Government of Suriname agreed to new business conditions and modifications to the terms of the 1994 Mineral Agreement governing the development and operation of the Rosebel project. In essence, the Company obtained:

- the relinquishing by a state-owned Surinamese company, of its options to purchase up to a 40% interest in the Rosebel project; in return, the Government will be granted a 5% carried interest in the share capital of RGM to be granted upon commencement of commercial production[1]; and

- availability of power at a base cost of 3¢ per kwh when the quarterly market price of gold is under $310 per ounce (increasing gradually to a maximum of 7¢ per kwh when the price of gold is in excess of $375 per ounce).

On February 27, 2002, Cambior completed a private placement of 21,346,154 special warrants for gross proceeds of Cdn $27.75 million. Each special warrant issued at Cdn $1.30 entitled its holder to receive, without payment of any further consideration, one common share and one-half of one common share purchase warrant. Each whole warrant was exercisable at a price of Cdn $1.70 until February 27, 2003. The net proceeds were added to working capital. The issue of shares and warrants underlying the special warrants, was qualified by a final short form prospectus dated March 12, 2002.

On May 10, 2002, RGM was formally incorporated.

On May 16, 2002, the Company completed a public offering of 27,272,728 units for gross proceeds to the Company of $38,595,000 (Cdn $60 million). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant was exercisable at a price of Cdn $3.00 until November 24, 2003. The Company used a portion of the gross proceeds to repay indebtedness under the 2001 Agreements and the remainder was added to the Company's working capital.

On May 16, 2002, the Company acquired Golden Star's 50% interest in the Rosebel project together with Golden Star's shares in OGML. **Additional information on the Rosebel transaction is provided above under sections 1.1 and 1.2 of Item III.**

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[1]   As the Government of Suriname also holds Class B voting shares since commencement of commercial production, its overall participation in RGM's share capital is slightly different than 5% (currently approximately 6%). However, all Class B shares will be redeemed over the next years and, in any event, no dividends will be paid prior to the full redemption of Class B shares. Therefore, only Class A shares are considered for the purposes of reflecting each shareholder's true and permanent participation in RGM's share capital.

In June 2002, the 2001 Financial Creditors agreed to reduce the mandatory hedging requirement under the 2001 Agreements from 70% to 35% of the Company's production from its existing gold mines until 2005, and also agreed not to subject any new gold production of the Company during the Loan Life (as defined in the 2001 Agreements) to mandatory hedging requirements.

On November 28, 2002, the Company issued 4,950,000 common shares to Jipangu following the exercise of an equivalent number of warrants for aggregate exercise proceeds of $4,123,350. The warrants were previously issued as **described hereinabove under section 1.1 of Item III.**

On December 18, 2002, RGM was granted a 25-year renewable Right of Exploitation for the Rosebel project, following the Government's approval of the feasibility study and the environment impact assessment, which were completed during the third quarter of 2002. In addition, the Council of Ministers of Suriname and the National Assembly ratified an amendment to the 1994 Mineral Agreement which sets forth the business terms for the development and operation of the Rosebel project. The amendments include, among other things, the improved business conditions agreed upon by the Government on January 10, 2002 and referred to above.

1.3 2003

In 2003, while strengthening its financial position, the Company was largely focused on the construction and development of its Rosebel project to begin commercial production in the first quarter of 2004.

On February 7, 2003, Cambior closed a third amended and restated $65 million credit facility agreement (the "2003 Credit Facility"). The initial drawdown of $22 million was used to repay the $22 million balance owing under the second amended and restated credit facility agreement (the "2001 Credit Facility"). The remainder of the 2003 Credit Facility was used to finance the construction and development of the Rosebel project. The 2003 Credit Facility was entered into with a banking syndicate led by the Bank of Nova Scotia and including Standard Bank London Limited (as syndication agent), the National Bank of Canada, Société Générale, NM Rothschild & Sons Limited and HSBC Bank USA (collectively, the "2003 Financial Creditors"). The 2003 Credit Facility, which replaced and superseded the 2001 Credit Facility, consists of a $55 million non-revolving term loan and a $10 million revolving credit facility maturing on December 31, 2007. The 2003 Credit Facility contained certain covenants relating to gold hedging which were amended afterwards as indicated hereinafter; **detailed information on such covenants is provided below under section 6.1 of Item IV.**

On February 27, 2003, the Company received Cdn $17.1 million from the exercise of warrants previously issued in February 2002. From such proceeds, $5 million was used to reduce Cambior's indebtedness under the 2003 Credit Facility, with the remainder added to working capital.

On March 18, 2003, the Company and Aurizon Mines Ltd. ("Aurizon"), its joint-venture partner in the Sleeping Giant mine, announced the deepening of the mine shaft by 200 meters to reach a depth of 1,060 meters. The Cdn $7 million investment shall be incurred between the first quarter of 2003 and the third quarter of 2004. This decision results from of a significant deep drilling program that began in 2001 and indicated the depth extension of known mineralized zones.

On July 1st, 2003, the Company announced an agreement with the Government of Guyana to assume the management of the bauxite operations of Government-owned Linden Mining Enterprises, Ltd. ("Linmine"), located approximately 100 kilometers south of Georgetown. Cambior has already been performing contract mining services for Linmine since 2000 and, pursuant to the aforementioned agreement, started on August 1st, 2003 to assume, on a contractual basis, the operations as well as administration and marketing activities for Linmine.

On August 12, 2003, the Company completed a public offering of 40 million units for gross proceeds to the Company of $72.2 million (Cdn $100 million). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable at a price of Cdn $3.75 until August 12, 2008. In connection with such offering, the 2003 Credit Facility was modified as follows:

- the 2003 Financial Creditors waived the requirement to prepay the 2003 Credit Facility from the proceeds of said offering[1];

- the 2003 Financial Creditors eliminated the mandatory hedging requirement; and

- the Company agreed to maintain a $10 million reserve cash balance until the achievement of commercial production at the Rosebel project.

On September 19, 2003, the Company was included in the S&P/TSX Composite Index, as well as in the sub-indices: S&P/TSX Small Cap Index; S&P/TSX Capped Materials Index and S&P/TSX Capped Gold Index.

On September 26, 2003, the Company announced a merger agreement with Ariane to acquire Ariane's Camp Caiman gold project located in French Guiana. This transaction was completed on November 29, 2003. **Additional information on this project is provided herein under section 4.1.3 of Item IV.**

On October 22, 2003, the Company announced the deepening of the Mouska mine's internal shaft by 210 meters to reach a depth of 880 meters for a total investment of Cdn $11 million to be incurred in 2004 and the first half of 2005. The shaft deepening work will require a 10-month production shutdown, scheduled from January to October 2004, since current infrastructure does not allow for the simultaneous hoisting of ore and shaft deepening work. This decision results from a significant drilling program which began in 2002 and allowed the confirmation of the extension at depth of lenses.

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[1] Such proceeds were thus added to working capital.

On November 24, 2003, the Company received Cdn $40.9 million from the exercise of warrants issued on May 16, 2002, which proceeds were added to working capital.

1.4   Current Year 2004

On February 11, 2004, the Rosebel mine in Suriname achieved commercial production, and its 2004 production target is 245,000 ounces of gold at a mine operating average cost of Cdn $184 per ounce.

On April 21, 2004, the Company and Sequoia Minerals Inc. ("Sequoia") announced their agreement for a merger transaction whereby Cambior will acquire Sequoia's 50% interest in the Niobec mine. The Company, which already owns a 50% interest in the Niobec mine located in northeastern Québec, Canada, will acquire thereby the full operatorship of the mine.

Under the envisaged transaction, Sequoia will merge with a wholly-owned subsidiary of Cambior and Sequoia shareholders will receive one Cambior share for each 6.3 Sequoia shares. The exchange ratio implies a price of Cdn $0.60 for each Sequoia share based on the closing price of Cambior's share on the TSX on April 19, 2004 and represents a premium of 27.7% of the average closing price of Sequoia during the 20 trading days prior to such date. Upon completion of the merger, Cambior will issue approximately 17.2 million common shares to the Sequoia shareholders. The agreement provides for a break fee of Cdn $2 million in the event that Sequoia terminates the proposed transaction to accept a superior offer. The merger transaction is subject to:

(a)   the satisfactory negotiation and conclusion of a formal merger agreement;

(b)   regulatory approval;

(c)   the completion of each company's due diligence review prior to closing;

(d)   its approval by Sequoia shareholders at a special meeting to be held in June 2004;

(e)   its approval by the banking syndicate of each company;

(f)   the conversion, before or immediately after the closing, of the convertible debentures owned by Capital d'Amérique CDPQ inc. (into 22,722,109 common shares of Sequoia), Fonds de solidarité des travailleurs du Québec (FTQ) (into 9,793,497 common shares of Sequoia) and SGF Mines inc. (SGF) (into 9,088,844 common shares of Sequoia); and

(g)   the obtaining of a fairness opinion by Sequoia.

Including the current outstanding common shares of Sequoia, the outstanding stock options and the conversion of debentures, this merger transaction is based on

108.1 million common shares of Sequoia and is scheduled to close promptly following the special meeting of Sequoia shareholders.

On April 24, 2004, the Company completed a two-phase flow-through private placement of 681,819 common shares for gross proceeds to the Company of $2,235,493 US (Cdn $3 million) (the first phase closed on March 18, 2004).

Cambior produced 152,000 ounces of gold at a mine operating cost of $240 per ounce in the first quarter of 2004, compared to 134,000 ounces of gold at $252 per ounce for the corresponding quarter of 2003. Such increase, as well as the lower unit cost, stem principally from the start-up of the Rosebel mine. For the quarter, revenues totaled $59.4 million ($45.6 million for same quarter in 2003), earnings reached $7.3 million (compared to a loss of $2.3 million in the same quarter of 2003) and cash flow from operating activities was $7.8 million.

In accordance with its stated policy with respect to gold hedging, the Company reduced its gold delivery commitments from 746,000 ounces at December 31, 2003 to 498,000 ounces at March 31, 2004. Subsequent to the end of the first quarter, the Company further reduced the hedge book to 246,000 ounces as at May 12, 2004.

From February 11, 2004, the beginning of commercial production, to March 31, 2004, the Rosebel mine produced 27,300 ounces at a mine operating cost of $163 per ounce, which represents the lowest cash cost of any Cambior mine. Unit costs were better than expected due to lower energy costs. A reconciliation of ore production and mineral reserve estimates for the first quarter shows a gain of 8% in tonnage and 4% in grade for a total gain of 12% in ounces. Rosebel is scheduled to process 4.6 million tonnes of ore in 2004 at an average grade of 1.8 g Au/t and a gold process recovery of 93%, for production of 245,000 ounces of gold at an average mine operating cost of $184 per ounce.

## 2.	Significant Acquisitions and Dispositions

During the year 2003, the Company did not complete any significant acquisition or disposition within the meaning of Form 44-101F1, *AIF*, of National Instrument 44-101, *Short Form Prospectus Distributions*.

## 3.	Trends

It is not expected that the worldwide gold production will increase in the short and medium term. This flat production, the de-hedging by producers and low real interest rates are all positive fundamental factors that support a sustained increase in the gold price. The geopolitical environment and the continued relative weakness of the US dollar also support the current price of gold.

For 2004, the Company's objective remains the appreciation of its share price through growth of its net asset value. To achieve this, the Company will be implementing the following strategies:

1. Maximize value of mining operations and projects

   - Successfully maximizing the output from ore deposits in a cost effective, safe and environmentally sound manner, while respecting the communities where it operates.

2. Grow reserve/resource base

   - Increasing the Company's reserves and resources through the discovery of new deposits, delineation of further reserves at current operating mines and projects, and acquisition of new deposits and mining operations.

3. Maintain financial capacity

   - Ensuring that the Company has the cash reserves and access to financial markets required to support its capability of finding, developing and expanding mining projects.

4. Maintain active investor relations program

   - Communicate the Company's activities and financial and operating performance to the financial markets in a timely and transparent manner to enable the markets to accurately assess the Company's value.

4.   **Risk Factors**

By the very nature of its activities, the Company is subject to various financial, operational and political risks in the normal course of business that could have a significant impact on its profitability and levels of operating cash flow. The Company assesses and seeks to manage these risks by applying high operating standards, including careful managing and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, establishing and maintaining internationally-recognized standards, independent audits and purchasing insurance policies. *READERS SHOULD CAREFULLY CONSIDER THE RISK FACTORS SET FORTH BELOW.*

4.1   Mining Industry and Mining Projects

Exploration and development projects have no operating history upon which to base estimates of future operating costs and capital requirements. Mining projects frequently require a number of years and significant expenditures during the mine development phase before production is possible. Development projects are subject to the completion of successful feasibility studies, obtention of necessary governmental permits and securing necessary financing. The economic feasibility of such development projects is based on many factors such as estimation of reserves, metallurgical recoveries, future metal prices, and capital and operating costs of such projects.

Exploration and development of mineral deposits thus involve significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an orebody may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. In fact, a mine must generate sufficient revenues to offset operating and development costs such as the costs required to establish reserves by drilling, to develop metallurgical processes, to construct facilities and to extract and process metals from the ore. Once in production, it is impossible to determine whether current exploration and development programs at any given mine will result in the replacement of current reserves with new reserves.

Because it holds interests in several mines, Cambior is subject to risks and hazards inherent to the mining industry, including fluctuations in metal prices, costs of constructing and operating a mine as well as processing and refining facilities in a specific environment, availability of economic sources of energy and adequacy of water supply, adequate access to the site, unanticipated transportation costs, delays and repair costs resulting from equipment failure, changes in the regulatory environment (including regulations relating to prices, royalties, duties, taxes, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands), and industrial accidents and labor actions or unrest.

The occurrence of any of these factors could materially and adversely affect the development of a project and as a result materially and adversely affect Cambior's business, financial condition, results of operations and cash flow. Cambior is also subject, through its activities, to risks normally encountered in mining operations. Blasting, drilling, mining and processing of ore comprise risks and hazards such as environmental hazards, including discharge of pollutants or hazardous chemicals, unanticipated grade and tonnage of ore to be mined and processed, unusual or unexpected adverse geological or geotechnical formation, or unusual or unexpected adverse operating conditions, slope failure, rock bursts, cave-ins, failure of pit walls or dams, fire, and natural phenomena and "acts of God" such as inclement weather conditions, floods, earthquakes and other hazards.

These occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Cambior may incur liability as a result of pollution and other casualties, and may not be able to insure fully or at all against such risks, due to political reasons, unavailability of coverage in the market place or other reasons, or may decide not to insure against such risks as a result of high premiums or for other reasons. This can result in delayed production, increase in production costs or liability. Paying compensation for obligations resulting from such liability may be very costly and could have an adverse effect on Cambior's financial position.

4.2 Competition

The Company is in competition with other mining companies for the acquisition of interests in precious and base metal mining properties. In the pursuit of such acquisition opportunities, Cambior competes with several Canadian and foreign companies that may have substantially greater financial and other resources. Although Cambior has acquired many such assets in the past, there can be no assurance that its acquisition efforts will succeed in the future.

Cambior and its joint venture partner in the Niobec mine are the only producers of niobium in North America. They compete on a worldwide basis against two major producers of ferroniobium, both located in Brazil, for the sale of the mine's output. Companhia Brasilera de Metalurgia e Mineraçâo ("CBMM") is the world's largest producer of ferroniobium with an estimated market share of more than 70%. Mineraçâo Catalâo, a member of the Anglo-American p/c group, holds a market share similar to Niobec's.

4.3 Sale of Production and Mineral Reserves

The Company based its mineral reserve estimates as at December 31, 2003 on a $350 per ounce gold price. A sensitivity analysis using a gold price of $325 per ounce indicate that the Company's overall proven and probable reserves for the current gold operations would be 5% less. **More detailed information regarding proven and probable reserves as well as mineral resources is provided below in section 5 of Item IV.** In the event of a sustained, significant drop in the gold price, the Company may be required to re-evaluate its assets.

There are numerous uncertainties inherent in estimating proven and probable reserves including many factors beyond Cambior's control. The estimation of mineral reserves is a complex and subjective process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates.

From the second half of 1996 to April 2001, and except for a short-lived surge in late September and October of 1999, there was a continued decline in world gold prices. Commencing approximately in May 2001, the gold market price progressively recovered to reach and remain above $300 per ounce, averaging $363 per ounce in 2003 compared to $310 in 2002.

The Company derives almost all of its revenues and earnings from the sale of gold and niobium. The gold price is subject to fluctuations resulting from factors beyond the Company's control. These factors include general price inflation, changes in investment trends and international monetary systems, political events and changes in gold supply and demand on the public and private markets. The gold market is characterized by significant above-ground reserves which can dramatically affect the price should a

portion of these reserves be brought to market. In 1999, the gold market felt the effects of gold reserve sales by some central banks as well as the effects of the announcement at the end of September 1999 by European central banks of a self-imposed annual limit on gold sales (the "Washington Agreement"). The group of 15 signatories to the Washington Agreement, due to expire on September 27, 2004, issued a statement on March 18, 2004 indicating that it will be renewed for a period of five years. The renewal should provide for continued stability in the marketplace.

As was required by the Company's loan covenants until August 2003, the Company used in the past various instruments to reduce the volatility of its revenues and secure the cash flows from its operating mines. In August 2003, the Company was able to eliminate the lenders' requirement to maintain a revenue protection program. The Company's outstanding instruments issued in compliance with this program impact on the price that the Company realizes on the sale of gold. **More detailed information concerning the Company's hedging program, is provided below under section 6.1 of Item IV.**

A significant part of the annual production from the Niobec mine is sold under the terms of commercial contracts with third party purchasers. However, these purchasers are not bound to purchase and take delivery of all of Niobec's production under the terms of these contracts and there can be no assurance that these contracts will be renewed upon their expiry or that Cambior will be able to enter into agreements with other purchasers in the event that the existing contracts are not renewed. In 2003, the ferroniobium market was impacted by adverse market conditions in the North American steel industry and a highly competitive pricing environment. The Company is pursuing its efforts to offset the loss of North American market share by attracting new customers in Asia. Cambior and its joint venture partner in the Niobec mine believe they have maintained their targeted 13% to 15% share of the worldwide supply.

4.4   Currencies

Most of the Company's activities are in Canada and the Guiana Shield. Fluctuations in the Canadian currency relative to the US Dollar have an important impact on cash flows from the Company's operations as the proceeds of metal sales are in US dollars while approximately 44% of operating costs are in Canadian dollars. Thus, any significant increase in the value of the Canadian dollar relative to the US dollar coupled with stable or declining metal prices entails an adverse effect on Cambior's earnings. Changes in the local Guyanese and Surinamese currencies have little impact on cash flow from the Company's operations as most disbursements for the Omai and Rosebel mines are quoted in US dollars.

In order to protect itself from the aforesaid currency fluctuations, the Company holds hedging contracts for an amount of $9 million at December 31, 2003 at an average rate of $1.00 = Cdn $1.3406. The Company's activities in French Guiana are based on Euros and are therefore subject to fluctuations of this currency relative to the US dollar.

4.5 Foreign Activities

A significant portion of Cambior's production, reserves and resources comes from the Omai and Rosebel mines and the Camp Caiman project, all located in the Guiana Shield. Accordingly, risks associated with conducting business in said region of the world are material for Cambior. More particularly, Cambior's investments in OGML and RGM and in projects in other countries are subject to the usual risks involved with any investment in emerging countries which include, but are not limited to, risks relating to stability of legislation and policy, repatriation of capital and profits, expropriation, reliability of title to mining and other properties, unilateral revocation of mining rights with or without cause, political instability, economic hardship, local currency devaluation and others. Cambior cannot fully eliminate these risks.

Cambior has, in the context of the Rosebel mine, obtained foreign investment insurance from a syndicate of insurers, including Export Development Canada ("EDC"), an agency of the Government of Canada. As at January 30, 2004, the foreign investment insurance that was subscribed also included coverage with respect to Cambior's activities in Guyana and Peru. This type of insurance typically covers the following risks:

❑ **Transfer and inconvertibility of funds**: restriction or blockage of funds by a foreign government or a foreign government agency, making it impossible for a corporation to repatriate its investment from the foreign country.

❑ **Expropriation**: actions by a foreign government that would have the effect of an expropriation by interfering with the exercise of fundamental rights accruing from a corporation's investment in the foreign country, including the corporation's right to export its goods from the foreign country, or by rendering impossible either the use or disposition of the corporation's assets, or the conduct of regular business activities by the corporation in the foreign country.

❑ **Political violence**: means, generally speaking, damage, destruction or loss of tangible property of the corporation resulting from war, riot, insurrection, revolution, rebellion, sabotage or other similar politically motivated hostile acts in the foreign country. Coverage is also provided for loss of use of the corporation's facilities for a certain period of time as a direct result of the above-mentioned circumstances.

In all the above-indicated countries, Cambior must comply with mining laws governing exploration, mining, processing and marketing of minerals, as well as mineral agreements in some cases. These laws are generally similar in effect to comparable laws in North American jurisdictions. Non-compliance with these standards and agreements may entail fines for Cambior or the suspension or cancellation of operating permits. Cambior believes that it is in substantial compliance with all legislation, regulations and administrative standards applicable to its activities.

In Suriname, the Company has taken measures to prevent illegal miners from working on or around the Rosebel property. While such measures cannot totally and permanently eliminate such illegal activities, they have minimized the impact thereof in a satisfactory manner thusfar.

In the event of a dispute arising at its foreign operations, Cambior may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Cambior may also be hindered or prevented from enforcing its rights with respect to a governmental entity because of the doctrine of sovereign immunity. However, the Mineral Agreements which apply to OGML and RGM stipulate that any disagreement between the parties thereto shall be submitted to international arbitration.

Many of the same types of foreign investment and foreign business risks prevail in other countries. There can be no assurance that foreign investment insurance coverage will be available to or subscribed by Cambior in relation to future investments in the above-indicated countries or in other countries where Cambior may invest.

4.6 Insurance and Mining Activities

Cambior carries insurance against property damage and comprehensive general liability insurance for all operations. It is also insured against gold and silver bullion thefts and losses of goods in transit. The property damage insurance policies include coverage for some business interruption resulting from an insured loss.

Where economically feasible and based on availability of coverage, the Company transfers a number of operational and financial risks to insurance companies. The availability of such insurance depends on the Company's past insurance loss records and general market conditions.

The Company utilizes the services of its insurance advisors and insurance underwriters to identify potential risks and mitigation measures.

Risks not insured against include mine cave-ins, mine flooding or other comparable hazards. Furthermore, there are risks attributable to most types of environmental pollution against which the Company cannot insure or against which it has elected not to insure. The Company believes that it has taken adequate precautions to minimize the risk of environmental pollution.

Underground mining is generally subject to certain types of risks and hazards, including unusual or unexpected rock formations, underground cave-ins, pressures and other conditions. Open-pit mining is also generally subject to various types of risks and hazards, the greatest being pit wall failure.

4.7 Compliance with Environmental Regulations

New or expanded environmental regulations, if adopted, could affect Cambior's projects or otherwise have a material adverse effect on its operations. As a result, expenditures on any and all projects, actual production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, and estimated production dates may be delayed materially, in each case. Any such event would materially and adversely affect Cambior's business, financial condition, results of operations and cash flows.

4.8   Litigation

On May 29, 2003, a writ of summons was served on OGML in connection with a class action in Guyana claiming total compensation of approximately $2 billion for damages allegedly caused by the Omai gold mine in Guyana since 1995. The action was filed on behalf of the same group of people that previously filed actions without success in both Québec and Guyana.

OGML has a rigorous and extensive water monitoring program that demonstrates full compliance with environmental regulations in Guyana based on Guyanese, Canadian, American and World Bank standards. Furthermore, Guyana's Environmental Protection Agency and the Guyana Geology and Mines Commission ensure independent monitoring of OGML's compliance regarding the Essequibo River. Their findings confirm OGML's results.

Cambior and OGML consider this action as unfounded and frivolous and OGML will contest it vigorously.

In addition, the Company is subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income tax and mining duty assessments for some years. The Company does not believe that unfavourable decisions in any pending procedures or the threat of procedures related to any future assessment or any amount it might be required to pay will entail a material adverse effect on the Company's financial condition.

4.9   Title Matters

The granting of title to mineral rights in French Guiana results from a lengthy process involving the French authorities at the local (French Guiana) as well as national (Paris) levels. In connection with the Ariane merger transaction which closed in November 2003, the Company obtained a title opinion confirming that the permits comprising the Camp Caiman project are in good standing and validly held. While said permits expire on July 21, 2004, a mining concession application for the project was filed with the French authorities in July 2003 and, in accordance with the application of French mining law, the validity of the current permits will extend until the French authorities will have made a decision on the mining concession application. Although the Company has received a formal acknowledgement indicating that said application was duly filed, there is no guarantee that a mining concession will be granted for the Camp Caiman project.

Item IV   Narrative Description of the Business

1.   Mining Activities – Process[1]

Cambior is involved primarily in mining and exploring for gold and, to a lesser extent, other metals and minerals from deposits and properties located in the Americas. In that respect, Cambior pursues more particularly the following activities:

- exploration for and delineation of mineral deposits;
- development and pre-production of deposits;
- construction of facilities required for mining;
- underground and open pit mining of ore;
- ore milling and concentrating to produce a commercial product; and
- marketing of minerals, metals and concentrates.

Mineral projects are different from other types of industrial projects because of the problems and opportunities that arise from working with the geological environment. There are four special features of mineral projects in this respect. Mineral deposits are:

- initially unknown;
- fixed in size;
- variable in quality; and
- fixed in location.

The role of the mineral sector is to find, delineate and develop economic mineral deposits, and then to extract the valuable mineral commodities they contain for the benefit of society. The process of attaining economic production of minerals consists of a multistage series of activities by which minerals are converted from unknown geological resources to marketable commodities. The mineral supply process consists of three main phases: exploration, development and production.

The physical occurrence of mineral deposits in nature and the demand for mineral commodities in the economy provide the basic stimulus for mineral supply. Favourable perceptions of exploration geologists and market researchers regarding these geological and market factors combine to guide the selection of environments for exploration.

The mineral exploration phase is a sequential information-gathering process. In the primary exploration stage, potentially favourable areas of land are initially selected within an environment of interest and, then, these areas are subjected to a series of geological, geophysical, and geochemical tests. The successful result of primary exploration is the discovery of mineral occurrences. At this stage, the ultimate size, quality and value of each mineral occurrence is unknown.

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[1] Text on pages 25 to 26 describing the mineral supply process is adapted from the Basics of Mining Modular Course provided by the Department of Mining and Metallurgical Engineering, McGill University, Montreal, Québec.

The mineral occurrences discovered provide justification for the second, or delineation, stage of exploration, in which information is obtained for estimating the size, quality and physical characteristics of the discovery relevant to mineral extraction. The successful result of delineation is the definition of possible economic discoveries for evaluation.

When sufficient delineation has been completed, a decision is made that determines whether a mineral deposit should be developed to production. If the characteristics of the delineated deposit provide justification for mine development, what is perceived to be an economic mineral deposit is the end result of mineral exploration.

The development phase establishes productive mining and mineral processing capacity. Processing may be required to upgrade the mine product to a concentrate (or, in the case of gold, doré bars) for transportation and sale. Thus, the construction of processing facilities is carried out in parallel with mine development. The installation of a mill at the mine site may be required, or a common processing facility may be used to treat ores from a number of mines in a region.

When a mine has been developed and related processing facilities constructed, the production phase commences. The mining stage may include the stripping of waste for open-pit mining, the preparation of stopes for underground mining, the development of ore reserves, drilling, blasting, materials handling to the processing facilities, the filling of mined-out stopes, and associated technical and planning services. The processing stage includes, for instance, crushing, grinding, flotation, filtering and drying for base metal ores, leaching or cyanidation followed by carbon-in-pulp adsorption for gold ore, tailings disposal, and the loading of concentrate products for shipment.

When mineral reserves are exhausted, the mine is generally closed. During the rehabilitation phase, which may be initiated several years before mine closure, the mine site must be restored to a state compatible with the rest of the surrounding nature and topography. As well, safeguards must be taken to reduce to a minimum future damages to the environment that may result from surface subsidence and the exposure of underground openings as well as mine tailings to groundwater.

2. **Mining Activities – Products**[1]

2.1 Gold

Gold is a bright yellow precious metal which is characterized by its malleability, ductility and high density. Gold is the third best electrical and thermal conductor, behind silver and copper. Although this metal is chemically stable (which means that its physical state does not change under the influence of air, heat, humidity and most solvents), it may nonetheless dissolve in certain cyanide solutions or in a mixture of nitric and hydrochloric acid. Despite its scarcity, gold is disseminated throughout the earth's crust. Commonly found in nature in the form of an alloy, it occurs in quartz veins or in

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[1] Text on pages 26 to 28 describing gold and niobium is adapted from the 1995 Grolier Multimedia Encyclopedia (copyright 1995 Grolier Incorporate), Mindscape Complete Reference Library (copyright Mindscape Inc.) and Microsoft Encarta 96 Encyclopedia (copyright 1993-1995 Microsoft Corporation).

secondary alluvial deposits (placers) in the form of dust, grains, flakes or nuggets (its rarest form).

From ancient times, gold has been known and prized for its beauty, luster, corrosion resistance and malleability. In addition, the processing of gold into pure form is relatively easier than the refining of most other metals. Alloyed with other metals to enhance its hardness, gold has been used extensively in minting. In recent times, gold has been chiefly used in jewellery and, to a lesser but progressively increasing extent, in industrial applications, given its low chemical reactiveness.

On account of its scarcity, gold has been widely used as a medium of exchange for international transactions, particularly during the 19th and 20th centuries. However, World War I disturbed the international monetary system, and the gold standard was gradually phased out, which furthered the rise of the US dollar as the main currency in international monetary transactions.

Gold is traded on world markets, with benchmark prices for gold generally based on the London bullion market quotation and which may be subject to considerable fluctuations. Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time.

Due to the size of the international bullion market and above ground stocks, individual gold producers or other market participants generally do not significantly influence pricing or total quantities offered and sold. Primary demand for gold is in the fabrication of jewellery and industrial applications which accounts for approximately 80% of the annual demand. Other uses include coin and bar fabrication, dentistry and decorative applications.

Cambior's gold production is regularly shipped to the Royal Canadian Mint, in Ottawa, Ontario, or to other refiners, to be refined to meet market delivery standards and subsequently sold on the international market on a competitive basis. The existence of numerous companies and institutions capable of refining gold and the large number of gold buyers on the market prevent Cambior from having to depend on a single refiner or purchasing client. **Gold marketing considerations are reviewed in section 6.1 of Item IV below.**

The following table indicates the respective contributions from each of the producing gold mines and divisions in relation to Cambior's overall gold production for the last two years.

Cambior's share	2003		2002	
	Ounces	% of total production	Ounces	% of total production
Omai Mine	271,000	52.0	319,600	56.2
Doyon Division [1]	217,200	41.6	216,200	38.0
Sleeping Giant mine (50%)	33,500	6.4	33,000	5.8
Total	521,500	100.0	568,800	100.0

[1] Comprised of the Doyon and Mouska Mines

2.2 Niobium

Niobium is a greyish white metal which turns bluish when exposed to air for a long period of time. When polished, niobium resembles steel. Niobium is noted for its malleability, ductility and electrical conductivity. Niobium is characterized by its resistance to impacts, corrosion and high temperatures.

Discovered in 1801, it was not until 1874 that a Swedish scientist succeeded in isolating the niobium element for the first time. Although the International Union of Pure and Applied Chemistry adopted and confirmed the name "niobium" in 1950, this metal is sometimes called "columbium". Niobium is mainly used in special alloys in the steel industry, as it enhances impact strength as well as wear and corrosion resistance. It is also used in the manufacturing of superconducting magnets, and in medical applications such as the design of artificial joints and pacemakers.

3. Mining Activities – Canada

In Québec, mining rights are governed by the *Mining Act*. Until January 1, 1966, Crown lands containing mineralized zones could be granted as a mining concession. In 1966, the mining concession system was replaced by a system of claims and mining leases. A claim entitles its holder to explore for minerals on the subject land. It remains in force for a term of two years from the date it is registered and may be renewed indefinitely subject to continued exploration works in relation thereto. A mining lease entitles its holder to mine and remove valuable mineral substances from the subject land. Leases are granted initially for a term of 20 years and are renewable up to three times, each for a duration of 10 years.

The *Mining Act* was amended in June 1998 to bring material changes to the acquisition process of mining titles whereby map designation now replaces staking, and to consolidate under the same heading several exploration titles for different mineral substances.

All of Cambior's Canadian mines are underground mines and, unless otherwise specified herein, are readily accessible by existing roads and benefit from available water supply and electric power supply sources.

3.1 Gold Production

In Canada, the Company currently owns interests in three gold mines, all of which are in commercial production.

3.1.1 Doyon Division

The Doyon Division is comprised of Cambior's wholly-owned Doyon and Mouska mines, located approximately 40 kilometres east of Rouyn-Noranda, in the Province of Québec, Canada. Operating information of the Doyon Division for the last two years is set forth in the following table.

DOYON DIVISION	2003	2002
Ounces (Au)	217,200	216,200
Tonnage milled (tonnes)	1,278,000	1,287,000
Grade milled (g Au/t)	5.6	5.5
Recovery (%)	95	96
Direct mining costs ($/oz)	267	228

In 2003, the Doyon Division produced 217,200 ounces of gold, similar to the 2002 production. The Doyon mill processed 1,278,000 tonnes from the Doyon Division with a grade of 5.6 g Au/t, reaching a recovery of 95%. Capital expenditures totalled $10.6 million. During 2003, the exploration work at the Doyon-Mouska properties consisted of 32,399 meters of drilling; in addition, some 41,442 meters for development drilling and 39,924 meters for definition drilling were drilled from underground drifts; no exploration drilling from surface was conducted at the Doyon-Mouska properties.

Current proven and probable mineral reserves at the Doyon Division stand at 6.8 million tonnes grading 5.8 g Au/t, representing 1.3 million ounces contained. In 2003, the Company identified resources in the J sector in close proximity to the Doyon shaft infrastructure that are anticipated to be converted into reserves in 2004.

In 2004, the production target for the Doyon Division will be 192,000 ounces of gold at an estimated direct mining cost of $264 per ounce. The decline in production and rise in operating costs are related to a planned 10-month shutdown of the Mouska mine from January to October 2004 to allow for the deepening of the internal shaft, as well as the strength of the Canadian dollar against the US currency. The mill is expected to process 1.3 million tonnes at a grade of 4.7 g Au/t.

Capital expenditures for 2004 are estimated at $ 17.8 million, mainly for shaft deepening expenditures at Mouska ($6.5 million) and for underground exploration and mineral reserve development in the extensions of the mineralized zones and the new J Zone at Doyon ($7.7 million). The 2004 exploration program (surface and underground) and mineral reserve development program will include more than 50,000 metres of diamond drilling. Drilling will focus on the search for new mineral reserves and resources at depth and on the extensions of the known ore zones.

i)   Doyon Mine

Effective January 1st, 1998, Cambior acquired the remaining 50% undivided interest in the Doyon mine from Barrick Gold Corporation ("Barrick"). Pursuant to this transaction, Barrick was granted a participation right in future revenue from the Doyon mine, under which it will receive an annual payment equal to 24.75% of (i) the surplus, if any, of the average market price (as defined in the January 27, 1998 purchase agreement) for one troy ounce of gold over $375, multiplied by (ii) the number of gold ounces produced at the Doyon mine during the relevant year; this right applies to a maximum cumulative production of 2,600,000 ounces of gold as from January 1st, 1998, up to a maximum cumulative payment to Barrick of $30 million. As at December 31, 2003, no payment had been made, and 1,513,000 ounces remained subject to the agreement.

The Doyon property is located in Bousquet Township, 41 kilometres east of Rouyn-Noranda, in Northwestern Québec and covers 1,993 hectares. It consists of 116 claims and a mining lease that was renewed for a 10-year period until July 2, 2010.

The Doyon mine was discovered in 1974 by SOQUEM. Commercial open-pit mining began in March 1980, and underground mining began in 1985. The transition to full-scale underground mining was completed on March 31, 1989.

The Doyon mine deposit is divided into three sectors, namely the 1.0 Zone, the 2.0 Zone and the West Zone. Given the physical features of the deposit, the mining method used is sub-level stoping. The mineralization of the 2.0 Zone consists mostly of large envelopes containing gold-bearing veinlets associated with small quantities of pyrite and chalcopyrite. The mineralization of the 1.0 Zone consists of veinlets and accumulations of pyrite which form continuous lenses. Both zones lie within volcanic rocks.

The mineralization in the intrusive rocks lies within narrow quartz-pyrite veins having fair continuity. The gold mineralization in the West Zone is associated with narrow quartz veins, the orientation of which varies but dominantly follows a north-south trend. The composition of country rock is dioritic at upper levels and tonalitic at deeper levels.

The mine facilities and equipment include a conventional mill equipped with a semi-autogenous grinding mill and cyanidation and carbon-in-pulp processing facilities, a high-density sludge plant, a water treatment plant, a tailings pond and settling pond (both allowing for natural degradation of the cyanide, decanting and recirculation of the water used in milling), electrical and mechanical maintenance shops and a headframe, mechanized mobile underground equipment, as well as a warehouse and an administrative building. During 1998, the Company moved the paste fill plant that was in place at the Chimo Mine, now closed, to the Doyon mine site. The plant was commissioned at the end of September 1998.

All ore extracted from the Doyon mine is currently processed on site at the mill. Throughout 2003, the daily milling rate averaged 3,500 tonnes of ore compared to

3,525 tonnes in 2002. As of December 31, 2003 mining reserves of the Doyon mine indicated a reduction of 92,000 contained ounces compared to those of December 31, 2002. **More detailed information regarding proven and probable reserves as well as mineral resources is provided below in section 5 of Item IV.**

All of Cambior's rights, title and interest in and to the Doyon mine were hypothecated in favor of the financial creditors in connection with the 1999 credit agreements. Such hypothecation was maintained in favor of the 2001 Financial Creditors in connection with the 2001 Agreements and is still hypothecated in favour of the 2003 Financial Creditors in connection with the 2003 Credit Facility.

As of December 31, 2003, the Doyon mine employed 433 people, including 130 staff employees, and 303 unionized hourly workers, compared to 428 employees as at December 31, 2002. Contractors also provided a workforce of 44 employees. During the second quarter of 2002, the Company entered into a 6-year collective agreement with the hourly unionized workers, effective retroactively as of December 1st, 2000 and ending on November 30, 2006.

ii)   Mouska Mine

The Mouska property is adjacent to the western border of the Doyon property. Cambior owns this 876-hectare property through 22 claims and two mining leases, one expiring in 2011 and one expiring in 2018. The principal facilities include a headframe, a service building housing electrical and mechanical shops and an administrative office. There is no mill on site as all of the ore mined is processed at the Doyon milling facilities.

The Mouska deposit can be described as a lode-type deposit, the economic mineralization of which is confined in narrow quartz veins (less than one metre) having good lateral continuity. Economic lenses are found both in volcanic rocks (andesite) and in the Mooshla intrusive (diorite). It is in the latter environment that the current reserves and the best potential for additional reserves are found. Considering the geometry of the deposit, shrinkage stoping is being used for mining operations.

Cambior acquired the Mouska property in 1986, in connection with the privatization of most of Soquem's assets. The property's production is subject to two royalties. The first, a 2% royalty on the value of gold recovered is payable to Newmont Mining Corporation. The second royalty is a 0.20% royalty on gold produced, payable to the estate of an individual. During 2002, the Company bought back 80% of the second royalty, which was a 1% royalty prior thereto. The company paid $460,000 in 2003 in respect of these two royalties.

Underground exploration at Mouska began in October 1987, pre-production development followed in May 1990, and commercial production commenced on July 1st, 1991.

The underground exploration and development drilling during 2003 allowed the renewal of an estimated 107,500 ounces of gold mining reserves, increasing the aggregate mining reserves of the Mouska mine by 46,800 contained ounces compared to those of

December 31, 2002. **More detailed information regarding proven and probable reserves as well as mineral resources is provided below in section 5 of Item IV.**

All of Cambior's right, title and interest in and to the Mouska mine remains hypothecated pursuant to the 2003 Credit Facility, in favor of the 2003 Financial Creditors.

As at December 31, 2003, 37 employees were working at the Mouska mine compared to 123 employees as at December 31, 2002. The collective agreement covering hourly workers, which was to expire on October 17, 2004, has been extended to October 17, 2007.

3.1.2   Sleeping Giant Mine

The Sleeping Giant property covers an area of 2,908 hectares comprising 71 claims and three mining leases, one expiring in 2008 and two others in 2018, and is located 80 kilometres north of Amos, Québec. Title to the property is held equally by Aurizon and Cambior, subject to two royalties: the first is a 2% royalty on gross operating earnings (as defined in the relevant agreement) held by Central Asia Goldfields Corporation; and the second is a 15% net profits interest (as defined in the relevant agreement) held by Mattagami Lake Exploration Ltd. on the greater part of the Sleeping Giant mine. No payment has been required pursuant to these royalties thusfar, and none is expected to be required in 2004. The Sleeping Giant mine also includes a 900-tonne per day capacity mill, a headframe and ancillary surface facilities as well as a tailings pond.

The Sleeping Giant mine is a high-grade lode-type gold deposit. The narrow (50 cm or less) smoky quartz veins are characterized by a high sulphide content (5% to 50%). Vein continuity varies between 50 and 500 metres laterally and between 100 and 750 metres vertically. Some veins remain open at depth. Given the ore's physical characteristics, shrinkage and room and pillar stoping are currently being used for mining operations.

Pursuant to a joint venture agreement with Aurizon dated January 29, 1991, Cambior is operator under the supervision of a management committee composed of two representatives of each participant. During the late 1980's, Aurizon was the sole owner and operator of the mine, but temporary reserve depletion in 1991 resulted in a shutdown of operations. An exploration program funded by Cambior during 1992 led to the delineation of additional mining reserves and to Cambior's acquisition of a 50% undivided interest in the property. Commercial gold production resumed on July 15, 1993.

During 2003, some 177,000 tonnes of ore and 77,600 tonnes of waste were hoisted to surface. Some 81,009 metres of underground and surface exploration and reserve development drilling were completed. Reserve development drilling (52,275 metres) mainly established reserves to the South and upper extension of Zone 8 and in Zone 3 on level 665.

A 31,000-metre reserve development drilling program will continue in 2004 on Zones 3, 8, 16 and 30 in order to extend the known reserves and resources. An 11,000-metre exploration program is planned for the high-potential areas of the mine (Zones 30 West, 7 and 8) to find additional reserves and resources. Cambior's share of capital expenditures for 2004 is estimated at $3.0 million, including $1.0 million to complete the development program associated with the mine deepening project.

As of December 31, 2003, the Company's share of mineral reserves of the Sleeping Giant mine stands at 209,000 tonnes at 11.8 g au/t, representing 79,200 ounces of gold contained, an increase of 1,800 contained ounces compared to those of December 31, 2002. **More detailed information regarding proven and probable reserves as well as mineral resources is provided below in section 5 of Item IV.** During the year, the Company's share of capital expenditures totalled $4.4 million, principally related to the mine deepening program on three levels. The shaft deepening was completed in late December of 2003, and related infrastructure will be developed in the first semester of 2004.

Cambior's share of gold production from the Sleeping Giant mine totalled 33,300 ounces in 2003 the same as in 2002 and more than forecast in the original 2003 mine plan, due to higher grades in the zone 8 area of the mine. Direct mining costs for 2003 were $251 per ounce. The increase in direct mining cost is mainly due to the strengthening of the Canadian dollar against the US dollar. Operating information for the Sleeping Giant mine for the last two years is set forth in the following table:

SLEEPING GIANT MINE (Cambior's 50% share)		
	2003	**2002**
Ounces (Au)	33,300	33,000
Tonnage milled (tonnes)	88,000	101,426
Grade milled (g Au/t)	12.1	10.5
Recovery (%)	97	97
Direct mining costs ($/oz)	251	225

The Company's share of the target 2004 production is 34,800 ounces of gold. Unit costs are expected to be higher than last year due to additional stope preparation and the strength of the Canadian dollar relative to the US currency.

All of Cambior's right, title and interest in and to the Sleeping Giant mine (being a 50% undivided interest) remains hypothecated pursuant to the 2003 Credit Facility, in favor of the 2003 Financial Creditors.

As at December 31, 2003, 213 people were employed at the Sleeping Giant Mine. Contractors also provided a workforce of 77 people. The current five-year collective agreement is in force until July 31, 2007.

3.2   Ferroniobium Production

3.2.1   Niobec Division

The Niobec Division consists of Cambior's interest (50%) in the Niobec mine. The mine first produces a niobium pentoxide (Nb_2O_5) concentrate which is thereafter converted on site into standard grade ferroniobium (FeNb). The Niobec mine is the only North American source of pyrochlore (the primary niobium ore) in operation and the world's third largest producer of niobium. The mine is located on a 2,455-hectare property, comprised of two mining leases granted until 2005 and 61 claims, 15 kilometres northwest of Chicoutimi, in Simard Township, Québec. The property's facilities include a headframe, a pyrochlore-to-niobium pentoxide (Nb_2O_5) concentrator, a concentrate-to-ferroniobium converter and ancillary surface installations.

The Niobec deposit is located in the southern portion of the Saint-Honoré carbonatite, which is mainly comprised of dolomitic carbonates in the centre and calcitic carbonates on the edges. The vertical lenses, which are irregularly shaped, are 10 to 80 metres wide and up to 300 metres long. The deposit is open at depth. The mining method used for mining operations is blasthole stoping.

Commercial production of concentrates at the Niobec mine began in March 1976. Cambior manages the marketing and sales of all commercial production from the mine, at cost plus a nominal fee, under the direction of a management committee. Mining operations are managed by Sequoia (which holds the other 50% interest in the Niobec mine), on similar terms. Prior to Sequoia, the manager (and holder of the 50% interest) was Mazarin Inc. ("Mazarin"), then the parent company of Sequoia. As a result of an arrangement by Mazarin in November 2003, Sequoia replaced Mazarin which had purchased its 50% interest in the Niobec mine from Teck Corporation ("Teck") on March 2001 and had replaced Teck as manager of mining operations under the terms of a joint venture agreement.

From the commencement of commercial production until the end of 1994, production from the Niobec mine was sold in the form of concentrates to firms in Europe, India, Japan and the United States for conversion into ferroniobium and distribution in their respective markets. Commercial production of ferroniobium at the mine site commenced in December 1994 following the construction of a plant to convert niobium pentoxide concentrates into ferroniobium grading 66% niobium using an aluminothermic process. Ferroniobium produced at the Niobec mine is currently distributed in North America, Europe and Asia.

The Niobec mine has had an excellent history of mineral reserve renewal over the 27 years that it has been in operation. The mine life, is at least 15 years at the current mining rate. The Company's share of proven and probable mineral reserves currently totals 11.3 million tonnes at an average grade of 0.65% Nb_2O_5, basically unchanged from last year. More than 90% of the overall mineral reserves are located above level 1450 and can be mined using the current underground infrastructure, minimizing the development expenses required for their extraction.

All of Cambior's right, title and interest (being a 50% undivided interest) in and to the Niobec mine remains hypothecated pursuant to the 2003 Credit Facility, in favor of the 2003 Financial Creditors.

On April 21, 2004, the Company and Sequoia announced their agreement for a merger transaction whereby the Company will acquire Sequoia's 50% interest in the Niobec mine. This agreement is subject to regulatory approvals as well as other conditions described hereinabove **under section 1.4 of Item III.**

As at December 31, 2003, the Niobec mine employed 226 people. Collective labour agreements have been entered into with the hourly workers and the technical and office personnel on September 14, 2001 and were in force until April 30, 2004. The renewal of the collective labour agreements is being negotiated by Sequoia, the Niobec mine manager.

3.3 *Exploration and Development*

During 2003, Canadian exploration activities were focused entirely in Québec and mainly devoted to gold projects. Expenditures amounted to $3,993,000. A portion of these expenses was financed with flow-through shares funding of $1,497,000 and expenditures were reduced by $1,685,000 in Québec government grants.

The portfolio of exploration properties has slightly increased compared to 2002. Of the claims acquired, only ten claims were acquired through staking. During the year 2003, 311 claims were abandoned. At the end of 2003, the portfolio comprised 3,420 mining titles covering 87,980 hectares (880 km²) mainly in the Abitibi region.

The capital invested in 2003 yielded a discovery at the Westwood project located on the eastern portion of the Doyon mine, and favorable results at the Gemini-Turgeon project in the Abitibi region of Québec, Canada.

The 2004 exploration and development budget for the Westwood project is estimated at $1.7 million. Exploration and development will remain focused on or near the Company's mine sites and advanced projects. On the Westwood area of the Doyon property, the Company will continue drilling to test the Westwood mineralization at depth, and will initiate a major underground exploration program on the eastern portion of the Doyon property, where a 2.6-kilometre exploration drift will be driven from the 14th level of the mine to the eastern edge of the property, reaching the Westwood area by the end of 2006. A major drilling program is planned to test the Warrenmac and Westwood areas to a vertical depth of 2,000 metres, and will be carried out between mid-2004 and the end of 2007.

4. __Mining Activities – International__

As of December 31, 2003, the Company did not hold any right or interest in any producing mine outside of Canada, except for the Omai mine located in Guyana. However, the Rosebel mine located in Suriname began commercial production during the first quarter of 2004. Also, in November 2003, the Company acquired the Camp

Caiman gold project located in French Guiana in respect of which the completion of a feasibility study is scheduled for the fourth quarter of 2004.

4.1 South America: Guiana Shield

4.1.1 Gold Production: Omai Mine

The Omai mine site lies approximately 160 kilometres south of the city of Georgetown, the capital of Guyana. Guyana is a former British colony located on the north eastern coast of South America covering an area of 214,970 square kilometres and hosting a population of approximately 700,000 people. The Omai mine property covers 4,550 hectares and is held through an exclusive mining licence (the "Mining Licence") granted on December 12, 1991, to OGML, the mine operator.

Cambior and the State of Guyana respectively own 95% and 5% of the voting common shares of OGML[1]. Cambior increased its participation in OGML from 65% to 95% on May 16, 2002 when, in connection with the Rosebel transaction, it acquired all of Golden Star's shares of OGML. **Additional information on the Rosebel transaction is provided above under sections 1.1 and 1.2 of Item III.** Under the 2001 Agreements and, thereafter, the 2003 Credit Facility, Cambior has pledged all of OGML's shares in favor of the 2001 Financial Creditors and, thereafter, the 2003 Financial Creditors respectively.

The relationship among Cambior, OGML and the State of Guyana is governed by a Mineral Agreement executed on August 16, 1991. This Agreement provides in particular for a 5% in-kind royalty on mineral production payable to the Government of Guyana. Effective as of May 15, 2001, the Government of Guyana agreed to reduce the aforesaid royalty from 5% to 4% when the price of gold (determined by the London Bullion Market) is lower than $280 per ounce. The Mineral Agreement provides the main legal framework for activities at Omai; among other things, it allows for the exportation and sale of gold production and capital and profit repatriation, and stipulates that any disagreement between the parties thereto shall be submitted to international arbitration.

The Omai property consisted, until April 2002, of two distinct deposits: the Fennell and Wenot deposits. Following the ore depletion of the Wenot deposit in April 2002, the pit is now used for the disposal of tailings; only the Fennell deposit remains in production and the reserves therefrom are expected to be fully depleted in late 2005. The Fennell deposit is centred on a small 400-metre diameter quartz diorite intrusive. Free gold mineralization is associated with shallow dipping quartz-carbonate veins with thicknesses varying from a few millimetres to 1.5 metres. Main veins also extend a few hundred metres into the surrounding volcanics and carry significant mineralization.

Open pit commercial gold production commenced on January 15, 1993. A mill expansion became operational during the third quarter of 1996 and consisted of an increase in the capacity of the cyanidation and carbon-in-pulp mill circuits as well as the

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[1] While the State of Guyana also holds options entitling it to increase its shareholdings up to 32% in OGML, the Company has not received any indication that the State would exercise such options in the future.

addition of three grinding mills. This allowed the daily milling rate to increase from 13,000 tonnes to about 20,000 tonnes of ore per day by the end of 1996.

At the beginning of 2003, the surface infrastructure at the Omai mine included a conventional mill equipped with two grinding circuits using cyanidation and carbon-in-pulp processes with gravity circuits, service buildings, administrative offices, a warehouse, a maintenance shop, a laboratory and camp facilities to house employees. During 2003, a portion of the original grinding circuit was dismantled and sold to RGM. The installation of additional secondary crushing equipment maintained hard rock throughput at the Omai mine. Electric power is supplied by fifteen diesel generators with a total installed capacity of 48 megawatts. The mine site also includes a tailings pond allowing the natural degradation of the cyanide and decanting of processed ore and recirculation of the water used in milling.

The plant capacity was reduced as planned in May 2003 from 21,000 to 15,500 tonnes per day following the depletion of soft rock ore.

Cambior provided full financing for the construction of the Omai mine in return for full reimbursement on a priority basis of its investment plus a competitive return on investment. Once all amounts owed to Cambior shall have been repaid, cash flow from operations, net of royalty payments and corporate income taxes, would be available for payment of dividends on shares of OGML. The Company has obtained foreign investment insurance coverage for its investment in OGML from a syndicate of insurers including EDC (collectively the "Insurers"). The eventual proceeds of this insurance policy are assigned pursuant to the terms of the 2003 Credit Facility in favour of the 2003 Financial Creditors. **Additional information on the foreign investment insurance is provided above, under section 4.5 of Item III.**

Operating information as regards the Omai mine for the last two years is set forth in the following table.

OMAI MINE[1]	2003	2002
Ounces (Au)	271,000	319,600
Tonnage milled (tonnes)	5,748,000	7,727,300
Grade milled (g Au/t)	1.6	1.4
Recovery (%)	92	92
Direct mining costs ($/oz)	200	224

[1]   Notwithstanding minority interests in OGML, Cambior takes 100% of the Omai mine production into account, given the capital structure and cash flow distribution of OGML.

During 2003, the Omai mine produced 271,000 ounces of gold, in line with the original 2003 mine plan despite the temporary suspension of its activities during a few days in April 2003, due to the blockage of the property's access road in the town of Linden by protesters reacting to power outage and a shortage of water supply in the Linden community. The mill processed 5.7 million tonnes of ore (15,750 tonnes per day) at an average grade of 1.61 g Au/t. The operating cost per tonne milled was $10.36 for 2003.

Direct mining cost declined to $200 per ounce as head grade improved, reflecting the direct feed grade from the Fennell pit, with the low-grade soft rock stockpile supplying only 3% of the mill feed.

Mineral reserves declined over the year, as the mine was able to replace only 9% of the ounces produced in 2003. At the end of the year, the mineral reserves stood at 359,100 ounces of gold contained, based on a gold price of $350 per ounce. Should the ongoing exploration program not lead to the discovery of new mineral reserves or resources, the Omai mine will be exhausted in the second half of 2005.

In 2004, the Omai mill is scheduled to process 5.7 million tonnes of ore grading 1.4 g Au/t at a recovery rate of 91%. Total production is targeted at 234,000 ounces of gold at an estimated direct mining cost of $202 per ounce. Lower gold production is anticipated for 2004 because of a lower head grade following the depletion of the Fennell pit expected in the third quarter of 2004. Subsequent mill feed in the fourth quarter will come from low-grade ore stockpiles averaging 0.9 g Au/t accumulated during the initial years of production. No capital expenditures are expected for the remainder of the Omai mine life, which will entail a positive impact on the free cash flow generated by the Omai mine.

In 2003, exploration work continued on two properties adjacent to the Omai mine concession. Exploration expenditures totalled $1.0 million and consisted mainly of 32 diamond drilling holes for a total of 7,900 meters. No significant results have been obtained to date.

The Company is scheduled to invest $1 million in exploration around the Omai mine to find additional ore reserves. Efforts are also being deployed to utilize the Company's assets and trained workforce to generate additional revenues. Since 2000, the Company has been providing contract mining services to Guyanese bauxite mines, and started on August 1st, 2003 to assume, on a contractual basis, the operations as well as administration and marketing activities for Linmine.

The Company has also initiated its restoration program, and will step up its efforts to maximize the work done during the operating period to reduce the overall cost thereof. The closure plan has been approved by the Government of Guyana and is expected to cost approximately $4.5 million, of which $3.3 million has been provided for to date in the Company's balance sheet.

On February 12, 2002, a Justice of the High Court of the Supreme Court of Judicature of Guyana ordered that the representative action brought against OGML in 1998, purporting to represent 23,000 claimants and seeking approximately $100 million in damages relating to the Omai tailings dam failure that occurred in August 1995, be struck out for repeated failure by the plaintiffs to file an affidavit. On March 18, 2002, the plaintiffs filed an appeal against the February 12, 2002 dismissal. In connection with the

1995 tailings dam failure, OGML settled over 95% of the claims made against it by residents of the Essequibo River. These various claims initially totalled 522 writs representing 881 claimants and the very few remaining claims have not yet been paid because the claimants have either not turned up to receive payment or cannot be located.

On May 29, 2003, a writ of summons was served on OGML in connection with a class action in Guyana claiming total compensation of approximately $2 billion for damages allegedly caused by the Omai gold mine in Guyana since 1995. The action was filed on behalf of the same group of people that previously filed the above-described action without success. Cambior and OGML consider this action as unfounded and frivolous.

As at December 31, 2003, a total of 507 employees worked for OGML. This number was reduced to 494 as at March 31, 2004 and will continue to decrease as a result of the Omai mine's closure scheduled for 2005. The collective agreement, establishing wages for hourly employees was renewed as of February 27, 2003 and will cover the period leading to the production shutdown in 2005.

4.1.2 Gold Production: Rosebel Mine

The Rosebel property is located in Suriname, South America, approximately 100 kilometres south of the city of Paramaribo, the capital of Suriname. The property is accessible by plane or by road from Paramaribo and covers 17,000 hectares in the Brokopondo district, between the Suriname River to the East and the Saramacca River to the West. The property is held by RGM, a 95%-owned[1] subsidiary of Cambior.

The Rosebel property was optioned in 1992 by Golden Star from Grasshopper Aluminum Company N.V. ("Grassalco"), a state-owned mining company. Cambior held a 50% interest in the property from June 1994 to May 2002 when it acquired Golden Star's 50% interest therein for a consideration of $8 million in cash and a price participation interest of 10% of the excess gold price above $300 per ounce for soft and transitional ore and above $350 per ounce for hard rock ore up to a maximum of 7 million ounces produced.

Production from the Rosebel mine is subject to a fixed royalty of 2% of production payable to the Government of Suriname, a price participation of 6.5% on the amount exceeding a market price of $425 per ounce of gold, when applicable, and 0.25% of production payable to a foundation to be established by RGM to stimulate mineral exploration in Suriname.

Cambior's shares of RGM were pledged in favor of the 2003 Financial Creditors under the 2003 Credit Facility.

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[1] As the Government of Suriname also holds Class B voting shares since commencement of commercial production, its overall participation in RGM's share capital is slightly different than 5% (currently approximately 6%). However, all Class B shares will be redeemed over the next years and, in any event, no dividends will be paid prior to the full redemption of Class B shares. Therefore, only Class A shares are considered for the purposes of reflecting each shareholder's true and permanent participation in RGM's share capital.

A feasibility study and an environmental impact assessment were filed with the Government of Suriname in May 1997. Following additional drilling on the property, a revised feasibility study was submitted to the Government in December 1997. From 1998 to year 2000, the project remained on care and maintenance due to the low price of gold environment.

During 2001, the feasibility study was updated to include only the mining and processing of soft and transition ore, thereby reducing significantly the project's estimated capital expenditures. A mineral reserve report regarding the property was filed in December 2001. An optimized feasibility study for the project was completed in August 2002 and submitted shortly thereafter to the Government of Suriname, with an environmental impact assessment, for approval.

On December 18, 2002, RGM was granted a 25-year renewable Right of Exploitation for the Rosebel mine from the Government of Suriname, following the Government's approval of the feasibility study and the environmental impact assessment. In addition, the Council of Ministers and the National Assembly of Suriname approved amendments to the 1994 Mineral Agreement which sets forth the legal framework for the development and operation of the Rosebel project. The amendments consist of, among other things, the relinquishing by Grassalco, of its options to purchase up to a 40% interest in the Rosebel project in return for the Government holding a 5% carried participation in the share capital of RGM (the above-described Class A shares) and redeemable shares for $2 million (the above-described Class B shares) upon commencement of commercial production. The capital structure of RGM provides for the reimbursement of all capital invested by Cambior prior to distribution of dividends to its shareholders. **Additional information on the Rosebel transaction is provided above under sections 1.1 and 1.2 of Item III.**

The 1994 Mineral Agreement, as amended, is similar, in all material respects, to the one in effect for the Omai mine in Guyana. Besides covering mining rights and related matters, it outlines various business conditions, including the right to export gold, to hold funds in foreign bank accounts, to access local currency at market rates and to import goods, with few exceptions, on a duty-free basis. The 1994 Mineral Agreement, as amended, provides for an income tax rate being the lesser of the statutory rate in effect and 45%, an international dispute resolution mechanism and a debt-to-equity capital structure of 4 to 1.

Following the acceptance of the 2002 revised and optimized feasibility study and the environmental impact assessment, the granting of the 25-year renewable Right of Exploitation and the completion of financing and political risk insurance coverage, the Company, through its subsidiary RGM, officially commenced construction of the Rosebel mine in January 2003. The construction phase was completed in February 2004 and commercial production began on February 11, 2004.

The Rosebel mine's general environment and climate is very similar to that of the Omai mine, thus enabling the Company to draw on its more than 12 years of development and operating experience in the Guiana Shield. The Rosebel mine has advantages over the Omai mine with easier access via the national highway and availability of hydro-electrical power. RGM concluded a long-term power agreement that is indexed to the price of gold, which provides for the supply of 8 mega watts of average power and 12 mega watts for peak power to the mine and mill facilities.

The property hosts six principal deposits as well as numerous gold prospects in two distinct areas: the Pay Caro, East Pay Caro and Koolhoven deposits are located on the North Limb and the Rosebel, Mayo and Royal Hill deposits are located on the South Limb.

The facilities and equipment include a processing plant similar to Omai's existing facilities, typical maintenance and warehouse facilities, a transmission line to tap into the Afobaka power generating station owned by a major bauxite producer, and related support infrastructure.

As of December 31, 2003 the mineral reserves at Rosebel stood at 47 million tonnes at 1.6 g Au/t, representing 2.4 million ounces of gold contained, calculated by using a long-term gold price of $350 per ounce, and based on the designed pits. In April 2004, the Company began an intensive drilling program to increase mineral reserves and resources laterally and at depth in the current pits; all of the deposits are still open in at least one direction. This program will continue in 2005. The Company is also planning a grassroots exploration program on the surrounding properties: Headley's Reef and Thunder Mountain.

Initially, ore throughput at the Rosebel processing plant is expected to be 14,000 tonnes per day as the plan is to process the upper portion of the deposits, which do not require crushing capacity. The feasibility study provides for the processing rate to decrease to 12,000 tonnes per day in the second year of operations and thereafter as more transition and hard rock ore will be processed. The ore from the six identified deposits will be mined by open pit using trucks and shovels. The capital cost for the Rosebel mine amounted to $95 million over a 14-month construction period.

The Rosebel mine is scheduled to process 4.6 million tonnes of ore in 2004 at an average grade of 1.8 g Au/t and a gold process recovery of 93%, for production of 245,000 ounces of gold. It is anticipated that approximately 16.2 million tonnes of ore and waste will be mined. The average mine operating cost is expected to be $184 per ounce, which is higher relative to the August 2002 feasibility study due to higher power costs resulting from indexation to the gold price. Total production costs are estimated at $275 per ounce, including $82 in depreciation. The 2004 production figure excludes a permanent gold circuit inventory of 4,000 ounces that will be retained in the carbon-in-leach (CIL) circuit for the duration of the operations. The primary source of mill feed will be the Pay Caro and East Pay Caro deposits, located in the north limb of the Rosebel property, and the Royal Hill deposit, located in the south limb. The waste-to-ore ratio for 2004 is estimated at 1.9 to 1.

Capital expenditures for 2004 are estimated at $18.8 million, and include amounts to complete the construction program ($6.0 million), acquire mine equipment ($4.3 million) and carry out exploration and development drilling ($4.0 million). A total of 34,000 metres of diamond drilling will be executed between March and December 2004 to expand reserves at the known deposits and find new deposits.

RGM has set-up a community relations team responsible of maintaining good relations with surrounding communities. In 2003, this team has had extensive meetings with the said communities to address all issues of concern to them including training, development of skills, employment of people from said communities, and to minimize negative impacts, to the communities, from the Company's activities.

The Company has obtained foreign investment insurance coverage for its investment in RGM for a portion of the losses resulting from certain political risks that may affect the Rosebel mine. The eventual proceeds of this insurance policy are assigned pursuant to the terms of the 2003 Credit Facility in favour of the 2003 Financial Creditors. **Additional information on the foreign investment insurance is provided above, under section 4.5% Item III.**

As at December 31, 2003, a total of 1,104 non-unionized employees worked for RGM. Following the completion of the construction phase, this workforce decreased and stood at 886 as at March31, 2004.

4.1.3   Exploration and Development: Camp Caiman project

The Camp Caiman project is located about 45 kilometres southeast of Cayenne, the capital city of French Guiana, an overseas department of France located on the northeastern coast of South America between Brazil and Suriname. French Guiana covers an area of 91,000 square kilometres and hosts a population of officially 165,000 people.

Over 95% of French Guiana is covered by rainforest with no infrastructure. Several field and construction activities can only be carried out during the dry season between August and November. However, access to the Camp Caiman project area from Cayenne is by paved highway.

The property is indirectly held by CBJ Caiman, a wholly-owned subsidiary of the Company, and was acquired in November 2003, as a result of a merger transaction with Ariane. The Camp Caiman project is comprised of three exploration permits totalling 71 square kilometres: the Camp Caiman ($30km^2$), Trésor ($20km^2$) and Camp Caiman Patawa ($21km^2$) permits. While said permits expire on July 21, 2004, a mining concession application for the project was filed with the French authorities in July 2003 and, in accordance with the application of French mining law, the validity of the current permits will extend until the French authorities will have made a decision on the mining concession application. The mineral rights held by the Company are subject to the French mining laws applicable in French Guiana.

Under the terms of the merger agreement, Cambior issued 14,834,621 common shares to Ariane shareholders valued at $2.64 (Cdn $3.58) each, based on the closing prices of the Companies' shares on the TSX on the date the transaction was announced. The

Company also entitled the holders of 1,265,989 options issued under the Ariane employee stock option plan to obtain equivalent options of Cambior and hold them until their original scheduled expiry.

Gold mining has been carried out in French Guiana since 1857 and a total of approximately 195 tonnes of gold has been declared, essentially from alluvial and eluvial deposits. Systematic regional exploration funded by the French government and carried out by *Bureau de Recherches Géologiques et Minières* ("BRGM") using soil geochemistry, identified a number of primary gold deposits (including the 7 kilometres long gold-in-soil geochemical anomaly that eventually became the Camp Caiman project) that had been previously explored by private mining companies. Significant exploration expenditures over the past few years resulted in the delineation of two large primary gold deposits, the Scout and the CC-88 Zones, at Camp Caiman.

The initial drill program discovered the Scout Zone in 1996, which led to an expanded diamond drilling program in 1997 and the discovery of the CC-88 Zone. A pre-feasibility study of both deposits was carried out in April 1999. Further delineation drilling took place in 2000 and 2001 after the publication of the study.

A substantial amount of drilling has been carried out at Camp Caiman, with a total of 47,723 meters of diamond drilling and 25,546 meters of reverse circulation as at December 31, 2002. Three drill programs were conducted in 2003, including 15,438 metres of diamond drilling and 10,482 metres of reverse circulation drilling ('Scout').

The first program allowed new resources on the Camp Caiman project to be assessed, with a total of about 1.2 million ounces of contained gold at an average grade of 2.39 g Au/t. The second drill program, carried out in June and July, tested the periphery of the main zones, including the Fourca zone north of Zone CC-88, and Zone CC-93 northwest of the Scout zone. The results for the CC-93 and Fourca zones and to the east of Zone CC-88 were disappointing. However, results to the west of the Scout zone and in the new Quatre Buses zone south of the Scout zone were encouraging. The last drill program was conducted in the fourth quarter of 2003 and was aimed at testing the site of the future tailings pond and waste dumps, and completing definition drilling of certain areas of the CC-88 and Scout zones and testing their extensions.

The regional geology is dominated by northwest-trending belts of clastic, metasedimentary and metavolcanic rocks cut by a prominent east-west striking deformation zone. These rocks form part of the Guiana Shield, a tectonically stable shield area of Proterozoic age, which extends south into Brazil and west into Venezuela. The gold mineralization is associated with zones of sulphides and bluish to dark grey quartz veins, which contain rare grains of visible gold.

All premineral host rocks are cut by a zone of strong shearing and related deformation features such as shears, dragfolding and strain-slip schistosity as well as folding. Post-mineral north-striking dolerite dikes of late Paleozoic age cut across the mineralized zone.

All rocks have been intensely weathered to a fine-grained mixture of kaolinite, illite and saprolite, in which original rock-forming minerals have been destroyed but original rock textures have been variably preserved. A saprock zone of variable thickness represents a transition from saprolite to unweathered rock. The saprock zone is always present and averages less than 5 meters thick, though, locally, it may be up to 20 meters thick. The depth to the base of weathered rock varies from 30 to 120 meters. The known gold mineralization at Camp Caiman is located in two zones: Zone CC-88 and Scout Zone.

In the Scout Zone, mineralization appears to be structurally confined to numerous narrow and elongated zones averaging about 8 meters true thickness at a 1 g/t gold cutoff. Strike lengths vary up to a maximum of 250 meters and dips are steep to the north. Zone CC-88 is higher grade and appears to be both stratigraphically and structurally controlled. At a 1 g/t cutoff, the mineral deposit varies from 25 to 85 meters thick. Zone CC-88 plunges 35º to the southeast, where it has been intersected to a depth of 260 meters. Mineralization identified to date is open along strike and down dip. Correlation of the mineral deposit grade intersections in drill holes indicates good continuity along both strike and down dip. Deeper down-plunge intersections within hard rock are high grade and extensions of this mineralization may be amenable to underground mining methods.

A preliminary assessment study performed in 2003 showed that the project contains 1.2 million ounces of measured and indicated resources. Capital expenditures on the Camp Caiman project are estimated at $5.2 million for 2004. These expenditures consist mainly of drilling (13,300 meters) to upgrade the mineral resources and prepare a final feasibility study and an environmental impact assessment by the end of the year 2004. Assuming all permits have been obtained from the relevant French authorities, the Camp Caiman gold project is expected to enter the construction phase in 2006 and commence production in 2007. Work for a new access road to the project will be initiated in 2004 and should be completed at the end of 2005.

4.2   United States: Carlota Copper Project

Cambior USA acquired the Carlota project in 1991 when it purchased all the shares of Westmont Mining Inc. In March 1993, Cambior entered into an agreement with Magma Copper Company (now BHP Copper Inc., a wholly-owned subsidiary of BHP Billiton) to acquire the reserves in the Cactus portion of the Carlota/Cactus pit. BHP Copper Inc. holds a 5% net smelter return royalty on production from 42 claims of the property.

The Carlota project is located a few kilometres from the town of Miami, in Arizona, and hosts three copper-oxide deposits. It consists of 526 claims, of which 23 are patented[1] claims and 13 are patent-pending, and 490 are unpatented[2] claims, covering an area of

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[1] A patented mining claim is one for which the United States Government has passed to the holder thereof, exclusive title to the locatable minerals and, in most cases, to the surface and to all resources. A "patent" is the document by which the government conveys full legal title to the mining claim. No further assessment work needs to be done once a patent has been granted; however, taxes and other fees must be paid.

[2] An unpatented mining claim is a particular parcel of public land for which an individual or company has asserted a right of

2,250 hectares. The copper mineralization is predominantly within the breccia and dacitic volcanics and within the Kelly fault in the Carlota/Cactus deposit. It is found within breccia and schists in the Eder deposits.

A feasibility study prepared in 1993 and revised in 1996 confirmed that the copper process and recovery method known as "SX-EW" (Solvent Extraction and Electro winning) would be the most appropriate method for the Carlota project. This method calls for the use of electrolysis in the production of pure copper (saleable on a commercial basis) from a copper concentrated sulphuric acid solution. This solution is obtained by leaching copper from crushed ore then extracting the copper from the leach solution using an organic solvent, and finally returning the copper contained in this organic solvent into solution for the final electro winning stage.

The project development was postponed pending improved market conditions, and the Carlota project was under care and maintenance since the revised feasibility study. In 2003, the Company initiated a joint feasibility study with BHP Base Metals Inc. (a wholly-owned subsidiary of BHP Billion) to assess the establishment of a joint venture to mine the Carlota deposit and process the ore through leaching pads and an SX-EW plant located at the adjacent BHP-owned Pinto Valley mine complex.

As at December 31, 2003, probable mineral reserves at the Carlota Copper project were estimated at 78,830,000 tonnes grading 0.47% Cu for a total of 371,000 contained tonnes Cu, calculated on a long-term market price for copper of $0.90/lb of copper. **More information regarding probable reserves is provided below in section 5 of Item IV.**

Cambior is pursuing the revitalization of this project with a budget of $1.2 million in 2004. Expenditures include the completion of remaining studies as well as designs and estimates required for the joint BHP/Cambior feasibility study. The joint feasibility study should be completed in the second half of 2004. The deposit would be mined by open pit and the plant would produce copper cathodes directly saleable to market.

4.3   South America: Andes

4.3.1   Exploration and Development

In the Andes region of South America, Cambior maintains an office in Lima, Peru and an international exploration and development group employing 9 persons as at December 31, 2003, all of whom were non-unionized employees. In 2003, this group pursued evaluation of the Andes region with a focus on Peru.

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possession for developing and extracting a mineral deposit. This right is subject to payment of an annual maintenance fee to maintain the claim in good standing. Valid unpatented mining claims are real property and the holder thereof has a valid marketable title for mining purposes, subject to the paramount title remaining with the United States Government until a patent is granted. This possessory title may be maintained as long as the appropriate laws are complied with.

i)   La Arena Project

The La Arena project is located in Northern Peru, 480 kilometres north-northwest of Lima, near the town of Huamachuco and covers 16,286 hectares. The geology of the La Arena deposit includes sandstones, quartzite, and thick sequences of Jurassic-Cretaceous sedimentary rocks, the latter being intersected by subvolcanic dacitic porphyry. Two different types of mineralization were identified on the property, namely a copper-gold porphyry and a gold-bearing brecciated zone. As of December 31, 2003, the indicated resources at the La Arena project were 13.4 million tonnes at 1.0 g Au/t, representing 0.4 million ounces of gold contained and calculated using a long-term gold price of $350 per ounce.

Activity resumed at the La Arena project in 2003 after a number of years on care and maintenance. During 2003, drilling programs were aimed at delineating possible extensions to the defined ore body, and also investigating previously unexplored sectors of the property. Field exploration works included 3,107 meters of drilling, 14 square kilometres of detailed grid, mapping, 3,102 surface samples for geochemical analyses, 128 kilometres of ground magnetic and 66 kilometres of induced polarization.

Many high potential exploration targets remain untested and are based on the integration of all 2003 and previous exploration results.

ii)   Other Exploration Activities

In Peru, Cambior incurred exploration expenditures of approximately $4.5 million in 2003, mainly on the La Arena and Incahuasi properties.

In February 2003, the Company's letter of intent with Codelco (*Corporación Nacional del Cobre*), the world's largest copper producer wholly-owned by the State of Chile, establishing the terms of a joint venture alliance to carry exploration works in three areas of Northern Peru was cancelled.

In 2004, grassroots exploration will continue in the Huamachuco region of Peru. The 2004 exploration and development budget is estimated at $3.7 million for the Andes.

5.   Mineral Reserves and Resources

In this Annual Information Form, the following terms have the meanings set forth below. **Reference is made to the Cautionary Note to US Investors at the beginning of this annual information form.**

Mineral Reserves

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserve

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Metallurgical Recovery and Cut-off Grade

In calculating mineral reserves, cut-off grades are established using the Company's long-term gold price and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

* * * * *

In the following table, reported mineral reserves and resources have been estimated by the Company's technical personnel for each property in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum in August 2000, and available on their website at http://www.cim.org/mainEn.cfm. Mineral reserves and resources were estimated using a long-term gold price assumption of $350/oz and $325/oz in 2003 and 2002, respectively. Unlike proven and probable mineral reserves, mineral resources (of all categories) do not have a demonstrated economic viability.

(Cambior's share)	**December 31, 2003 @ $350/oz**			**December 31, 2002 @ $325/oz**		
	Tonnes	**Grade**	**Ounces**	**Tonnes**	**Grade**	**Ounces**
GOLD OPERATIONS	**(000)**	**(g Au/t)**	**contained**	**(000)**	**(g Au/t)**	**contained**
Rosebel (100%)						
Probable reserves	47,165	1.6	2,382,000	42,897	1.6	2,143,000
Indicated resources	23,429	1.2	901,300	30,871	1.2	1,210,000
Inferred resources	19,100	1.4	858,100	21,296	1.3	911,000
Omai (100%)						
Proven reserves	9,183	1.2	358,100	14,730	1.3	626,300
Probable reserves	20	1.5	1,000	69	1.4	3,000
Doyon Division (100%)[1]						
Proven reserves	3,135	5.3	537,200	3,774	5.2	629,500
Probable reserves	3,622	6.2	721,300	4,264	5.4	736,800
Measured resources	277	3.5	30,700	228	3.1	23,000
Indicated resources	2,115	3.7	251,500	1,669	3.6	195,300
Inferred resources	5,778	5.2	974,100	6,316	5.2	1,053,000
Sleeping Giant (50%)						
Proven reserves	75	11.2	26,950	89	12.6	35,900
Probable reserves	134	12.1	52,250	100	12.9	41,500
Inferred resources	176	9.8	55,450	159	10.7	54,600
GOLD PROJECTS						
Camp Caiman (100%)						
Measured resources	9,497	2.7	817,000	-	-	-
Indicated resources	6,260	1.9	390,000	-	-	-
Inferred resources	10,971	2.0	694,000	-	-	-
La Arena (100%)						
Indicated resources	13,400	1.0	414,000	13,400	1.0	414,000
TOTAL GOLD						
Proven and probable reserves			4,078,800			4,216,000
Measured and indicated resources			2,804,500			1,842,300
Inferred resources			2,581,650			2,018,600

	Tonnes	**Grade** Nb_2O_5	**Contained Tonnes** Nb_2O_5	**Tonnes**	**Grade** Nb_2O_5	**Contained Tonnes** Nb_2O_5
NIOBIUM OPERATION	**(000)**	**(%)**	**(000)**	**(000)**	**(%)**	**(000)**
Niobec (50%)						
Proven reserves	8,655	0.63	55	8,910	0.63	56
Probable reserves	2,658	0.72	19	3,008	0.70	21
Inferred resources	4,135	0.67	28	1,074	0.63	7

COPPER PROJECTS	Tonnes (000)	Grade Cu (%)	Contained Tonnes Cu (000)	Tonnes (000)	Grade Cu (%)	Contained Tonnes Cu (000)
Carlota (100%)[2]						
Probable reserves	78,830	0.47	371	78,830	0.47	371

[1] Includes mineral reserves and resources from the Doyon and Mouska mines.

[2] Probable reserves for the Carlota project were estimated using a long term copper price of $0.90/lb in 2003 and 2002 and include only the Carlota-Cactus pit.

The Company's reserve estimate is comprised of in-place material, *i.e.* contained ounces of gold and contained tonnes of copper; metallurgical recovery factors (**see the table setting forth the average metallurgical recovery and the cut-off grades below**) must be taken into account in order to assess and quantify the recoverable material.

Mineral reserve estimates have been calculated by Cambior's technical personnel for each property in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM "Standards on Mineral Resources and Reserves") in August 2000. There are numerous parameters inherent in estimating proven and probable mineral reserves, including many factors beyond the Company's control. The estimation of reserves is a complex and subjective process, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgement. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify revision of such estimates.

Cambior's qualified persons[1] responsible for the mineral reserve calculations for each mine or projects are as follows:

Mines	**Location**	**Name**	**Title**
Rosebel	Suriname	R. Sirois	Geology Superintendent
		A. Croal	Engineering Superintendent
Omai	Guyana	Y. Michaud	Technical Services Superintendent
		R. Walish	General Manager
Doyon	Québec, Canada	D. Doucet	Chief Geology Department
		A. Grenier	Chief Engineer
Mouska	Québec, Canada	P. Lévesque	Chief Geology Department
		P. Sévigny	Chief Engineer
Sleeping Giant	Québec, Canada	F. Blanchet	Chief Geology Department
		D. Vallières	Chief Engineer
Gold Projects			
Camp Caiman	French Guiana	F. Viens	Vice President-Business, Development and Exploration
		M. Bardoux	Manager Geology – Exploration-

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[1] Qualified person: an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project and the technical report, and is a member in good standing of a professional association.

Mines	Location	Name	Title
			French Guiana
La Arena	Peru	F. Clouston	Project Assessment Engineer
Copper Project			
Carlota	Arizona, USA	Independent Mining Consultants Inc.	
Industrial Minerals			
Niobec	Québec, Canada	D. Villeneuve	Chief Geologist
		S. Thivierge	Engineering and Maintenance Superintendent

Estimation Procedures

The Company has established rigorous methods and procedures aimed at assuring reliable estimates of the mineral reserves and resources at all its operations and projects. Quality control falls under the responsibility of Elzéar Belzile, P. Eng., Cambior's Manager, Mining Geology, who is also a qualified person (as defined above).

The following table indicates the cut-off grade calculations and the average metallurgical recoveries at Cambior's gold mining operations for the proven and probable mineral reserves.

Mine	Average Metallurgical Recovery [1] (Gold %)	Cut-off grades (g Au /t)
Rosebel	91 to 93	0.54 to 0.84
Omai	93	0.70
Doyon	96	3.2 to 4.4 [2]
Mouska	94	9.2 to 10.3 [2]
Sleeping Giant	97	8.5 to 9.3 [2]

[1] Recovery rates vary depending on the metallurgical properties of each deposit and the production process used.
[2] Varies depending on the mining method used.

The average drill spacing for each category of reserves reported for each mining operation and project is as follows:

Mines	Average Drill Spacing Reserve Category	
	Proven	**Probable**
Rosebel	----	50 m X 50 m
Omai	40 m x 40 m	60 m x 60 m

		Average Drill Spacing Reserve Category	
Mines		**Proven**	**Probable**
Doyon	Main Area	10 m x 30 m	20 m x 30 m
	West Area	10 m x 15 m	20 m x 30 m
Mouska		14 m x 14 m	20 m x 20 m
Sleeping Giant		20 m x 20 m	30 m x 30 m
Niobec		15 m x 23 m	30 m x 46 m
Copper Project			
Carlota		45 m x 60 m	45 m x 60 m

In calculating mineral reserves, cut-off grades are established using the Company's long-term gold price and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

The nature of mining activities is such that the extraction of ore from a mine reduces reserves. In order to renew reserves (at least partially) on most of its producing properties, the Company carries out exploration drilling at depth and laterally.

To establish the 2003 and 2002 year-end reserves, the Company used gold prices of $350 per ounce and $325 per ounce, respectively. The copper price assumption was maintained, using a long-term price of $0.90/lb of copper for 2003 and 2002. For the Canadian operations, long-term exchange rates of Cdn $1.40 and Cdn $1.50 per US $1.00 were used for 2003 and 2002 respectively.

Proven and probable mineral reserves for the current gold operations at December 31, 2003 were 4.1 million ounces compared to 4.2 million ounces at December 31, 2002. A sensitivity analysis using a gold price of $325 per ounce indicates that mineral reserves would fall 5% to 3.9 million ounces.

6.   Other Aspects of the Business

6.1   Marketing of Production

The gold market is relatively deep and liquid, with the price of gold generally quoted in US dollars. The demand for gold is primarily for jewellery fabrication purposes and bullion investment. Gold is traded on a world-wide basis. Fabricated gold has a variety of uses, including jewellery (which accounts for 85% of fabricated demand), electronics, dentistry, decorations, medals and official coins. Central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value.

The use of gold as a store of value (the tendency of gold to retain its value in relative terms against basic goods and in times of inflation and monetary crisis) and the large quantities of gold held for this purpose in relation to annual mine production, has meant that historically the potential total supply of gold has been far greater than demand. Thus, while current supply and demand plays some part in determining the price of gold, this does not occur to the same extent as for other commodities. Gold prices have, in addition, been significantly affected by macro-economic factors such as expectations of inflation, interest rates, exchange rates, changes in reserve policy by central banks and global or regional political and economic crises. In times of inflation and currency devaluation, gold was often seen as a refuge, which increased purchases of gold and thereby supported its market price.

However, changes in the reserve policies of central banks have affected the gold market and gold price on two levels. On the physical level, a decision by a central bank to decrease or to increase the percentage of gold holdings in bank reserves leads to either sales or purchases of gold, which in turn has a direct impact on the physical market for the metal. In practice, sales by central banks have often involved substantial tonnages within one period, and this selling can place downward pressure on the markets at the time when it is transacted. More importantly, announcements or rumours of changes in central bank policies which might lead to the sale of gold reserves have in recent years had a powerful negative effect on market sentiment and encouraged large speculative positions against gold in the futures market for the metal.

Most of the Company's revenue and earnings derive from the sale of gold through various instruments. The gold price fluctuates continually due to factors over which Cambior has no control. Until August 2003, the Company had maintained a mandatory hedging program in compliance with the terms of the 2003 Credit Facility. In August 2003, the 2003 Financial Creditors agreed to eliminate their hedging requirement and the Company adopted a policy that allows gold hedging only when required for project financing.

The following table indicates fluctuations in the gold price in US dollars per troy ounce on the London Bullion Market for the periods indicated:

Year Ended December 31,						
	2004 [(1)]	**2003**	2002	2001	2000	1999
High	426	**416**	$349	$293	$313	$326
Low	390	**320**	$278	$256	$264	$253
Average	408	**363**	$310	$271	$279	$279
[(1)] Period ending as of March 31, 2004.						

Also, since revenue from sales of gold and ferroniobium are received in US dollars while a significant portion of operating and other expenses are incurred in Canadian dollars, the value of the Canadian dollar relative to the American dollar has a direct impact on Cambior's profit margin.

Following the merger with Ariane in late 2003, the Company began to incur expenditures in Euros. Its exposure to the Euro will increase as the Company expands its activities in French Guiana. From time to time, Cambior may reduce the volatility of its exposure through a currency hedging program.

The following table illustrates fluctuations in the exchange rates for United States dollars **expressed in Canadian dollars** for the last five calendar years, as established for customs purposes by the Bank of Canada.

Year Ended December 31,						
	2004 [1]	**2003**	2002	2001	2000	1999
High	1.3476	**1.5747**	$1.6132	$1.6021	$1.5593	$1.5298
Low	1.2692	**1.2924**	$1.5110	$1.4936	$1.4341	$1.4433
Average	1.3179	**1.4015**	$1.5704	$1.5484	$1.4854	$1.4858
End of Period	1.3113	**1.2965**	$1.5776	$1.5928	$1.4995	$1.4433
[1] Period ending as of March 31, 2004.						

The 2001 Agreement, as amended, contained certain covenants, including a mandatory hedging program, which provided that Cambior's commitments to deliver gold would not, at anytime, exceed 90% of its total proven and probable mineral reserves and, would not exceed 100% of its estimated production (net of royalties) during the loan period. It further provided that Cambior was required to have hedges in place on a minimum of 35% (reduced from an initial requirement of 70%) of the forecasted loan life production at an average minimum gold price of $290/oz, including the impact of the prepaid gold forward sale. The Company was required to implement this program in a period of low prices in 2001.

Under the 2003 Credit Facility, Cambior was required to maintain a revenue protection program covering 30% of its expected production during the loan life period, which terminates on December 31, 2007, at a minimum price of $290 per ounce. The hedging facility is not subject to margin calls. Although the hedging covenant was reduced on two occasions, the program prevented the Company from fully participating in the rise of the price of gold during the past two years.

In line with its objective of providing shareholders with increased exposure to higher gold price, the Company continued in 2003 its efforts to reduce its commitments under its mandatory hedging program.

In August 2003, the Company successfully negotiated the elimination of the hedging covenant. Furthermore, Cambior has established a policy whereby it will not hedge future gold production unless required to do so for project financing. This will increase exposure to the market price of gold and the volatility of the Company's revenues and profitability. The Company intends to reduce its forward sales commitments to

52,000 ounces by the end of 2004 through a combination of delivery of production against outstanding contracts and opportunistic buy-backs in the futures market.

FOR ADDITIONAL INFORMATION REGARDING CAMBIOR'S HEDGING PROGRAMS, REFERENCE IS MADE TO NOTE 17 TO THE FINANCIAL STATEMENTS OF THE COMPANY PRESENTED ON PAGES 63 TO 65 OF THE COMPANY'S ANNUAL REPORT FOR THE YEAR 2003.

During the first quarter of 2004, the Company reduced its forwards sales delivery commitments from 746,000 ounces at December 31, 2003 to 498,000 ounces at March 31, 2004. Subsequent to the end of the quarter, the Company further reduced the hedge book to 246,000 ounces as at May 7, 2004.

6.2 Government Regulation

Canadian and American mining industries have evolved with federal and state or provincial legislation governing the exploration, mining, processing and marketing of minerals. This legislation governs the acquisition and ownership of mining rights, mining duties and income taxes, labour, health and safety standards, exports and other related matters.

The North American mining industry is also subject to federal and state or provincial environmental protection legislation. This legislation imposes high standards in order to reduce or eliminate the effects of waste generated by ore mining and processing operations. Consequently, the construction and commercial operation of a mine necessarily entails compliance with applicable environmental legislation and the obtaining of permits for the use of land and water or other similar authorizations from various government bodies. Each mining company is under a strict obligation to comply with all applicable environmental laws.

Failure to comply with this legislation may lead to the issuance of orders suspending or curtailing operations or requiring the installation of additional equipment. Cambior could be required to indemnify private parties suffering losses or damages arising from its mining activities and could be assessed fines if found guilty of penal infractions under the terms of such legislation.

In the United States, some of the mineral rights consist of "unpatented" mining claims created and maintained in accordance with the General Mining Law. Unpatented mining claims are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law. Also, unpatented mining claims are always subject to possible challenges by third parties or by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.

In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. Although no such legislation has been adopted to date, the Company cannot assure that such legislation will not be adopted in the future. If ever adopted, such legislation could, among other things, impose royalties on gold production from currently unpatented mining claims located on federal lands. If such legislation is ever adopted, it could have an adverse impact on earnings from operations, it could reduce estimates of present mining reserves and it could reduce the amount of future exploration and development activity on federal lands.

In the Guiana Shield, OGML and RGM must comply, in the course of their operations, with a range of Guyanese and Surinamese laws respectively, similar in their effects to legislation to which Cambior is subject in Canada. However, with respect to the Omai mine, the Mineral Agreement executed on August 16, 1991, provides exceptions to applicable Guyanese legislation in favour of OGML and its shareholders in certain instances, among which figure an alleviated tax system and, in certain cases, provisions for legislative stability. The terms and conditions of the mineral agreement in respect of the Rosebel mine are similar to those applicable to OGML. Both mineral agreements provide a comprehensive legal framework that applies to the specific activities of the Omai and Rosebel mines respectively.

The Company commissioned an environmental impact study in 1991 as part of Omai's feasibility study, which was subsequently ratified by the Guyanese Government. The study has been amended from time to time, with the Government's approval, to take various changes in operations into account. Pursuant to the Mineral Agreement, OGML has undertaken to apply the environmental practices set forth in the environmental impact study. For its part, the State of Guyana has undertaken, for the duration of OGML's operations, not to impose on OGML any environmental standard which would be more severe than that which is in force at the relevant time in the Province of Québec, Canada. Finally, the agreement by which OGML resumed commercial production in February 1996, also contains environmental compliance obligations.

For the Rosebel mine, the Company also commissioned an environmental impact assessment which was filed with, and approved by, the Surinamese Government in 2002 along with a feasibility study. RGM has undertaken to apply the environmental practices set forth in the environmental impact assessment and to certify its environmental management system under ISO 14001 by the end of 2004.

Elsewhere in South America, the Company must comply with various mining and environmental laws in force in such countries, which laws are generally similar in effect to comparable laws in North American jurisdictions.

Cambior believes that it is in substantial compliance with all material current legislation, regulations and administrative standards applicable to its activities.

6.3 Environment

On November 6, 1992, the Company's Board of Directors authorized the creation of a board committee responsible for the supervision of activities related to environmental compliance and management and formally ratified the environmental protection policy developed by the Mining Association of Canada, which the Company had adopted on May 7, 1990.

In 1993, the Company developed environmental guidelines for employees with a view to facilitating communication and standardization of environmental protection procedures. The distribution of such environmental guidelines and training to ensure their use in everyday activities form part of Cambior's self-monitoring program. The Company, as well as its partners managing the properties held in joint venture, periodically retain independent consultants to assess compliance with standards and the suitability of the established policies and procedures.

In 1995, the environmental policy and program were modified in order to emphasize prevention and to harmonize policies with the new policy of the Mining Association of Canada. Detailed closure and restoration plans for all of Cambior's mines were completed and submitted to the governmental authorities in 1995.

The closure and site restoration of the Valdez Creek Placer were completed in 1996 and Cambior received the 1995 Governor's Award for Restoration from the State of Alaska and, on September 15, 1997, the Health of the Land Award from the US Bureau of Land Management, the US agency in charge of land management.

In 1997, Cambior decided to submit its environmental management system ("EMS") for ISO 14001 certification, a decision in line with its 1995 revised corporate environmental policy. An important element of the EMS is the development of a program with objectives and targets to continually improve environmental performance. The EMS also includes the management of tailing ponds and waste dumps. Each pond is subjected to a daily visual inspection, a detailed monthly inspection and an annual inspection by an external consultant. The data is submitted for review to a committee of external experts. The Safety and Sustainability Committee of the Board of Directors oversees the workings of the EMS through regular meetings and assures that it is appropriate, sufficient and effective.

On February 10, 1999, the Company announced that its environmental management system was awarded the ISO 14001 certification, and stated its belief to be the first mining company in Canada and the first gold mining company in the world to achieve such certification. Referred to as "the green standard", ISO 14001 was developed by environmental experts from around the world under the auspices of the International Organization for Standardization, based in Switzerland. The process was completed at the Doyon mine in the last quarter of 2000 and at the Omai mine, in January 2001. It is Cambior's objective to implement its EMS and certify it under the ISO 14001 standards at the Rosebel mine and all future development projects and operations.

In 2001 and 2002, monitoring of all the effluents of Cambior, including those at Niobec mine, achieved 100% conformity and only one of the annual toxicity samples was negative. Effluent compliance at the Omai mine was also maintained at 100%. Periodic analysis of samples taken from the Omai and Essequibo rivers indicates that the results are well within the regulatory limits of the *Environmental Protection Act of* 1996 (Guyana). In 2003, the Company's mining operations achieved, in the aggregate, 99.4% conformity with all applicable regulations. At no time during 2001, 2002 and 2003 was there detectable cyanide in the Omai or Essequibo rivers.

In 2001, all of Cambior's operating and administrative units renewed their ISO 14001 certification for a period of three years as a result of the 2001 registrar's audit of the Company's EMS. The EMS of the Niobec mine obtained ISO 14001 certification in 2002 thereby bringing all of Cambior's operations at that time in compliance with this international standard. In 2002 and 2003, maintenance audits were successfully performed at all of the Company's operating and administrative units. At the Rosebel mine, the environmental impact assessment prepared in 2002, was approved in 2003 by the Government of Suriname. Cambior has undertaken to operate within World Bank Guidelines thereat.

During 2002, all Canadian operations became subject to the new Federal Metal Mining Effluent Regulations and the Canadian operations with processing facilities (Doyon, Sleeping Giant and Niobec) became subject to the Québec Industrial Wastes Reduction Program. In 2003, monitoring of all the effluents of Cambior, including those at Niobec mine, achieved 99%, including toxicity.

Environment-related expenses for operating sites totalled more than $5.1 million in 2003. These expenses were mainly related to infrastructures (55%), tailings ponds (8%), and reagent costs for effluent treatment (16%).

Cambior is also active in environmental research projects through partnerships with universities or members of the mining industry. Recent research subjects include mine acid drainage, the application of biotechnology to solve environmental problems, a study on the fate of cyanide in mine tailings, the bio-availability of metals and the toxicity of effluents.

None of the environmental measures taken by Cambior should impact negatively on its competitive position, as the whole of the North American mining industry is subject to substantially similar regulatory standards. The medium- and long-term financial impact of these standards lies in the cost of mine site restoration during mining and once mining activities have ceased. The Company annually reviews its provision for environmental obligations, and no material adverse effect on earnings is expected in the future. Cambior believes that its operations are substantially in compliance with all relevant and material laws and regulations, as well as standards and guidelines issued from the relevant regulatory authorities.

6.4 Human Resources

The following table illustrates the evolution of the Company human resources throughout the year 2003.

SECTOR	2003			
	1Q	**2Q**	**3Q**	**4Q**
Mouska Mine	130	125	119	37
Sleeping Giant Mine	202	216	214	213
Doyon Mine	338	437	439	433
Longueuil Executive Office	36	34	35	47
Val-d'Or Office & Technical Services	23	25	19	21
Camroc Division	57	59	65	91
Construction Division	6	6	5	5
Exploration Canada	10	10	10	11
CANADA: Total	**802**	**912**	**906**	**858**
Carlota Project	1	1	1	1
UNITED STATES: Total	**1**	**1**	**1**	**1**
International Exploration	9	9	9	9
Omai Gold Mines Ltd.	667	613	511	507
Omai Bauxite	---	43	57	67
Rosebel Gold Mines N.V.	499	1,134	1,272	1,104
INTERNATIONAL: Total	1,175	1,799	1,849	1,687
TOTAL CAMBIOR EMPLOYEES	**1,978**	**2,712**	**2,756**	**2,546**

The above table does not include the 226 employees working at the Niobec mine as these individuals are employees of a wholly-owned subsidiary of Sequoia, the manager of mine operations. Information regarding the Niobec mine workforce **is provided in section 3.2 of Item IV**.

Among the employees numbered in the above table, 303 hourly workers at the Doyon mine, 13 hourly workers at the Mouska mine, 158 hourly workers at the Sleeping Giant mine and 333 hourly workers at the Omai mine are unionized.

Expiration dates of the collective agreements	
Omai - Hourly employees	February 28, 2007
Doyon – Hourly employees	November 30, 2006
Mouska – Hourly employees	October 17, 2007
Sleeping Giant - Hourly employees	July 31, 2007
Niobec[1] – Hourly, clerical and technical employees	April 30, 2004

(1)   Niobec employees are under contract with the mine operator, a wholly-owned subsidiary of Sequoia, who is negotiating the renewal of their collective agreements.

Employees at Rosebel and Cambior's other development projects are not unionized. Overall, the management of Cambior as well as management of the Niobec mine consider labour relations with their respective employees to be satisfactory.

6.5   Research and Development

Cambior participates in several research projects on mining, processing and the environment, which are conducted through universities, private research centres and consortiums.

Cambior is a funding member of COREM (consortium of mineral research) with 11 other mining companies. COREM carries out research and technology transfer activities in the field of treatment and transformation of mineral substances in conformity with the objectives of sustainable development. The annual budget of COREM is Cdn $10 million and Cambior's contribution is Cdn $300,000 per year.

Cambior is also a funding participant of the Natural Sciences and Engineering Research Council of Canada (NSERC), Industrial Chair on Sites Remediation and Management at University of Montreal's École Polytechnique. Its committed contribution amounts to Cdn $75,000 per year over a five-year period ending in 2004.

6.6   Taxes

Cambior currently earns taxable income almost exclusively through its operations in Canada, Suriname and Guyana. Cambior's activities in other countries are not currently revenue producing.

Canada

Cambior Inc. is subject to federal income tax in Canada on its worldwide earnings, although earnings of the Company's foreign subsidiaries are not generally subject to tax until repatriated to Canada. Some of the foreign subsidiaries operate in countries which have concluded a tax treaty with Canada and, in consequence, active business income earned in those countries would be exempt from Canadian taxes when repatriated to Canada. However, earnings of foreign subsidiaries operating in other countries such as Suriname could attract Canadian taxes depending on the tax rate in the relevant foreign country. The Company's Canadian operations are also subject to provincial income tax. The statutory combined corporate tax rate is approximately 38%, reduced to an effective tax rate of approximately 29% by the application of the resource allowance. The Company is also subject to Québec mining duties at a statutory rate of 12%.

United States

Cambior USA and its wholly-owned subsidiaries file their United States Federal income tax return on a consolidated basis. The top marginal rates are presently 35% for regular tax and 20% for alternative minimum tax. At December 31, 2002, Cambior USA had approximately $78.2 million of cumulative regular tax benefits that were derived from past net operating losses, available to offset future income tax. These amounts are subject to adjustment upon a subsequent audit by the Internal Revenue Service. Cambior USA and its wholly-owned subsidiaries are also subject to state and local taxes in jurisdictions in which they are engaged in business operations.

Guyana

From 1993 to 1999, the operations of OGML in Guyana were subject to corporate income tax in Guyana at a rate of 33.75% per year. Since 2000, commercial production at the Omai mine is subject to the 35% prevailing corporate income tax rate. Operating expenses, including interest expenses, are, within limits, deductible from taxable income, and losses may be carried forward indefinitely. Capital expenditures may be depreciated on a straight-line basis over five years. Withholding taxes on dividends paid, if any, to foreign shareholders are levied at a 6.25% rate; however, there is no withholding tax on interest. Legislative stability of taxation rules and rates is guaranteed by the Mineral Agreement **referred to above in subsection 4.1.1 of Item IV**.

Suriname

Under the 1994 Mineral Agreement in effect for the Rosebel mine, as amended and **referred to above in subsection 4.1.2 of Item IV**, it is provided that the corporate income tax rate applicable during the first 25 years of operation is the lesser of the year-to-year corporate tax rate applicable and 45%. As a result, the operations of the Rosebel mine are currently subject to income tax at a rate of 36% per year, the corporate tax rate presently prevailing in Suriname. Operating expenses, including interest expenses, are generally deductible from taxable income, and losses may be carried forward indefinitely. Capital expenditures may be depreciated immediately in the calculation of the annual net profit. Dividends and interest may be paid without any withholding taxes. Legislative stability of taxation rules and rates is guaranteed by the 1994 Mineral Agreement, as amended.

6.7 Mining Development and Construction

The Company formed, at the end of 1994, two in-house divisions to support project implementation and operations. Their goal consists of optimizing performance of said divisions' respective activities with a view to achieving greater effectiveness in terms of costs and timetable compliance.

The objective of the Camroc Mining Development Division, which grouped together a number of non-unionized employees that varied from 57 to 91 employees during the year 2003, is to form and manage specialized teams performing mining development works at various mines or projects, in accordance with the Company's priorities. This division provides in-house contract mining services, and its services are charged to other companies on competitive terms.

The objective of the Projects and Construction Division, which grouped together 5 non-unionized employees of Cambior as at December 31, 2003, is to form and manage teams of professionals and technicians specialized in planning, implementing and supervising construction activities of mine facilities and infrastructure. This division occasionally acted in the past as an independent building contractor for third parties on arm's-length terms.

Since 2000, the Company has been providing contract mining services to Guyanese bauxite mines, and started on August 1st, 2003 to assume, on a contractual basis, the operations as well as administration and marketing activities for Linmine.

6.8   Intellectual Property

Operations of the Company are not dependent upon or subject to patents or intellectual property licenses.

Item V   Selected Consolidated Financial Information

1.   For Each of the Last Five Fiscal Years

(in millions of dollars, except for per share amounts)					
	2003	2002	2001	2000	1999
Total revenues [(1)]	195.7	204.2	198.2	210.6	229.0
Net earnings (loss) [(2)]	0.6	(8.1)	(8.2)	(81.6)	(373.6)
Net earnings (loss) per share	0.00	(0.06)	(0.09)	(1.12)	(5.29)
Total assets	493	279	252	283	522
Total debt	64	28	51	130	214
Deferred revenue	24	37	49	0	0
Dividends per share [(3)]	0.00	0.00	0.00	0.00	0.025

(1)   This data concerns continuing operations only. The comparative data has been reclassified accordingly.

(2)   In 2000, the Company changed its accounting policy for written call options and variable volume forward contracts. This change in accounting policy was applied retroactively.

(3)   Under the terms of the 1999 and 2001 credit agreements, Cambior has committed not to pay dividends in 2000, 2001 and 2002. Under the terms of the 2003 Credit Facility, Cambior has committed not to pay any dividends until Commercial Completion (as defined in the 2003 Credit Facility) of the Rosebel project. The right to pay dividends thereafter is subject, however, to prior notice and meeting certain financial ratios.

Revenues

Despite a higher realized price on gold sales, revenues declined in 2003 due to a planned decrease in production at the Omai mine arising from the depletion of soft ore feed to the mill and reduced throughput. The realized gold price per ounce averaged $320 in 2003 and $308 in 2002. In 2002, revenues improved over the previous year, with a higher realized price on gold sales more than offsetting the decline in quantity sold ensuing from lower Omai mine output. Higher niobium sales in 2002, following the completion of a plant expansion in 2001, also contributed to improved 2002 revenues.

Investment and other income increased by $5.2 million in 2003, mainly due to gains on foreign exchange, gains on sales of marketable securities and higher contract mining revenues.

Revenues for 2002 were $204.2 million. The increase in revenues in 2002 was due to a higher realized price on gold sales offsetting the decline in quantity sold due to lower output from the Omai mine, and higher niobium sales following the successful commissioning of the plant extension in 2001.

Revenues for 2001 were $198.2 million, slightly lower than the previous year due to a decrease of $32 per ounce in the realized price of gold sold. The reduction in revenues is mainly due to a decrease in the realized price of gold to $289 per ounce in 2001, compared to $321 per ounce in 2000. The reduction in gold revenues was partially offset by higher niobium sales following the successful plant expansion at Niobec in 2000 which represent 10% of total revenues.

In 2000, revenues from continuing operations totalled $210.6 million, down 8.0% from 1999. The decrease in revenues in 2000 was due to a lower average realized gold price than in 1999 ($321 compared to $356 per ounce in 1999) and lower ferroniobium production from the Niobec mine, due to a lower head grade and a longer than anticipated start-up phase following the completion of the construction work required to increase the processing capacity. Higher gold production at the Omai mine, resulting from higher processing throughput, grade and gold recovery, partially offset the above factors.

The Company had revenues from continuing operations of $229.0 million in 1999, down 9.9% from 1998. The decrease in revenues in 1999 is mainly due to a lower realized gold price than in 1998 ($356 per ounce compared to $389 per ounce) and a drop in production at the Omai mine resulting from lower grades. The realized price for gold sales in the fourth quarter was negatively affected by the terms of the standstill agreement with the banking syndicate. For 1999 ferroniobium production represented 6% of these same revenues.

As a result of its revenue protection program, the Company has realized, over the last fifteen years, with the exception of the years 2002 and 2003, a premium over the average market price for its gold production.

	2003	2002	2001	2000	1999
Average realized price ($/oz)	320	308	289	321	356
Average market price ($/oz)	363	310	271	279	279
Premium discount ($/oz)	(43)	(2)	18	42	77
Premium discount (in millions $)	(23)	(1)	11	25	49

Earnings

During 2003, the Company realized net earnings of $0.6 million ($0.00 per share) compared to a net loss incurred in 2002 of $8.1 million ($0.06 per share). The decrease in mine operating profit in 2003 was due to a decline in gold ounces sold resulting from lower gold output at Omai, higher costs at the Canadian operations arising from the strength of the Canadian dollar and a production hoist failure at the Doyon mine, and higher energy costs. All of these factors were nonetheless partially compensated for by a higher average realized gold price.

During 2002, the Company incurred a net loss of $8.1 million ($0.06 /share), compared to losses of $8.2 million ($0.09/share) and $81.6 million ($1.12/share) in 2001 and 2000, respectively. The improved operating margin in 2002 is mainly attributable to an increase in revenues from a higher realized gold price and increased niobium sales, and a decrease in depreciation charges resulting from lower gold production and increasing reserves. The Company realized an average gold price of $308 per ounce in 2002.

During 2001, the Company incurred a net loss of $8.2 million ($0.09/share) including a $5.4 million writedown of the Omai mine, a significant reduction relative to the net loss of $81.6 million ($1.12/share) incurred in 2000 when writedowns of assets totalled $94.3 million, and to the net loss incurred in 1999 of $373.6 million ($5.29/share) which included a writedown of $156.5 million.

Lower realized gold price per ounce sold contributed to the revenue decline in 2001. The gold hedging program allowed the Company to generate a realized gold price of $289 per ounce in 2001, a premium of $18 per ounce compared to the average market price.

In 2000, the net loss was $81.6 million, or $1.12 per share, compared to a net loss of $373.6 million or $5.29 per share in 1999. Results of 2000 include a writedown of mining assets and investments of $94.3 million, reflecting the reduction in the gold price assumption used by the Company to calculate its reserves, and a non-hedge derivative gain of $41.8 million resulting from the mark-to-market evaluation of the Company's derivative instruments not accounted for as a hedge.

The net loss for 1999 was $373.6 million, or $5.29 per share. The loss for 1999 is mainly attributable to a writedown of mining assets and investments of $156.5 million, a restructuring charge of $49.3 million and a loss from discontinued activities of $140.0 million.

The gold hedging program allowed the Company to generate a realized gold price of $356 per ounce in 1999, a premium of $77 per ounce compared to the market price.

Assets and Liabilities

The Company's total assets amounted to $492.9 million at December 31, 2003, compared to $279.4 million at the end of 2002. The $213.5 million increase is mainly attributable to the proceeds of the equity issues in 2003, the acquisition of the Camp Caiman project and the development of the Rosebel project, partially funded by bank borrowings.

Property, plant and equipment totalled $349.5 million compared to $200.2 million in 2002. The 2003 figure includes $122.5 million or 35% for the total value of the Rosebel project ($30.8 million or 15% in 2002) and $69.9 million or 20% for the total value of projects in the exploration and development stage ($16.7 million or 8% in 2002). Construction and development of these projects are subject to the securing of financing for their development, favorable market conditions for commodities and positive feasibility studies.

Cash and short-term investments increased by $52.4 million during the year to stand at $95.2 million at December 31, 2003. Working capital totalled $59.3 million compared to $32.6 million at December 31, 2002.

Long-term debt, including the $16.9 million due within one year, amounted to $64.2 million at year-end compared to $28.0 million at the beginning of 2003.

The cash position is as follows:

(in millions of $)	**2003**	2002
Cash and short-term investments	**95.2**	42.8
Long-term debt	**(64.2)**	(28.0)
Net cash	**31.0**	14.8

As a result of warrants issued in 2003, the Company has the potential to increase its capital base by $57.9 million (Cdn $75.1 million) through the issuance of 20.2 million shares pursuant to the exercise of warrants expiring on August 12, 2008. The exercise of warrants is primarily dependent on the share price at the date the warrants expire.

The Company is restricted under its credit facility with regard to dividends, and does not anticipate a dividend payment to shareholders in the near term.

Deferred revenue of $24.4 million is related to the Company's obligation, as of December 31, 2003, to deliver 103,839 ounces of gold under the Prepaid Agreement. The value of these ounces was recorded at $235 per ounce, representing the proceeds received under the Prepaid Agreement. The fair value of the obligation was $41.3 million at the closing gold price of $417 per ounce on December 31, 2003.

The estimated fair value of the non-hedge derivative instruments as at December 31, 2003, increased by $1.4 million from December 31, 2002 to $7.8 million due to an increase in the price of gold following the expiry of call options.

The $173.6 million increase in shareholders' equity in 2003 resulted from the issuance of shares totalling $158.0 million, offset by the $3.6 million increase in the deficit caused mainly by the share issue expenses and the $19.1 million increase in cumulative translation adjustment resulting from the strengthening of the Canadian dollar since the end of 2002.

The Company's total assets amounted to $279.4 million at December 31, 2002, compared to $252 million at the end of 2001. Property, plant and equipment totalled $200.2 million at December 31, 2002 compared to $194.7 million at the end of 2001. The 2002 amount includes $47.5 million for projects at the exploration and development stage (including $30.8 million for the Rosebel project), compared to $28.3 million in 2001. The construction and development of these projects are subject to the securing of financing for their development and favourable market conditions for commodity prices.

Cash and short-term investments increased by $28.2 million during the year 2002 to stand at $42.8 million at December 31, 2002. This increase is mainly due to proceeds of equity issues less reimbursements made pursuant to the 2001 Agreements. Working capital, excluding cash, short-term investments and the current portion of the long-term financial obligations, totalled $6.1 million compared to $10.2 million at December 31, 2001. The long-term debt, including the portion due within one year of $1.1 million amounts to $28.0 million at year-end compared to $51.1 million at the beginning of 2002.

Deferred revenue of $36.7 million is related to the Company's obligation as at December 31, 2002 to deliver 155,758 ounces of gold under the Prepaid Agreement. The value of these ounces was recorded at $235 per ounce representing the proceeds received under such prepaid agreement. The estimated fair value of the obligation is $49.2 million on December 31, 2002.

The estimated mark-to-market value of the non-hedge derivative instruments decreased by $11.7 million from December 31, 2001 to a liability of $6.4 million at December 31, 2002, due to an increase in the price of gold and the elimination of variable volume forward positions, in spite of a major reduction in the number of non-hedge derivative instruments.

During 2002, the Company reduced its gold hedging commitments by 600,000 ounces, representing 32% of commitments, through scheduled deliveries and closure of contracts, buy-back of commitments and restructuring of the variable volume forward sales into fixed forwards thereby eliminating 207,000 ounces of potential sales.

The $51.1 million increase in shareholders' equity in 2002 resulted from the issuance of shares totalling $61.2 million and the $1.5 million variation in cumulative translation adjustment resulting from the strengthening of the Canadian dollar compared to its value at the end of 2001 partially offset by the $8.1 million loss for the year. The shareholders also approved the transfer of the contributed surplus balance to the deficit. Benefiting from improved capital market conditions for gold companies, Cambior strengthened its balance sheet through the addition of $57.6 million in permanent capital as a result of the issuance of 55.3 million common shares in 2002. The additional capital was used to reduce the 2001 Credit Facility by $27.8 million and added to cash resources to fund the development of the Rosebel project.

At the beginning of 2001, the Company's main priority was the reimbursement of the 1999 credit facility and the reduction of its financial obligations. On January 12, 2001, Cambior concluded the 2001 Agreements with a syndicate of four banks and the Prepaid Agreement arranged by a major financial institution. Drawdowns of $118.6 million proceeds from these agreements were used to reimburse the 1999 credit facility of $115.6 million and a $3.0 million mortgage loan. During the year, the Company further reduced its debt with the conversion of Jipangu $10 million mortgage loan into common shares through two private placements:

➢ on January 18, 2001, Cambior closed a $6.3 million private placement whereby Jipangu subscribed 15 million common shares at a price of $0.42 per share. Proceeds were used to reduce Jipangu's mortgage loan in respect of Cambior's 50% interest in the Niobec mine, to $3.7 million; and

➢ the balance of this loan was entirely repaid in late September 2001 with a $3.7 million private placement whereby Jipangu subscribed 6,491,228 common shares at a price of $0.57 each.

The Company also reduced its financial obligations with the repayment of $13.3 million of the 2001 Credit Facility from the sale proceeds of the El Pachón project and with the delivery of 25,960 ounces under the Prepaid Agreement.

The 2001 Credit Facility consisted of a $55.0 million five-year non-revolving term loan and a $10.0 million revolving loan both due on December 31, 2005. Such facility bore interest at LIBOR rate plus 3% until December 31, 2001 and, thereafter, the interest spread varied from 2% to 3% based on the results of the quarterly loan life protection ratio ("LLPR") calculation.

The Company also had to comply with various other covenants and financial ratios, including annual limits as to the net senior debt to EBITDA ratio, a minimum interest coverage ratio and an LLPR of over 1:1 at all times (ratio of the net present value of projected cash flows to the senior net senior debt outstanding). The 2001 Credit Facility was secured by a first-ranking fixed charge hypothec on the Doyon and Mouska mines and the Company's 50% interest in the Sleeping Giant and Niobec mines, a specific pledge on shares of OGML held by Cambior and on shares of the Company's US subsidiaries, and a general security interest on all other assets of the Company.

On October 26, 2001, in connection with the Company's acquisition of Golden Star's 50% interest in the Rosebel property located in Suriname, the Company concluded an agreement with Jipangu for a Cdn $5.8 million private placement and the exercise by Jipangu on October 31, 2001, of 2.1 million previously issued common share purchase warrants for Cdn $3.4 million. This subscription agreement provided for the issue of 4,950,000 units at a price of Cdn $1.17 per unit, each unit consisting of one common share and one warrant, each warrant entitling its holder to purchase one additional common share at an exercise price of $0.83 until November 30, 2002. This private placement closed on December 12, 2001.

At December 31, 2000, the Company's total assets amounted to $282.7 million compared to $521.7 million at December 31, 1999. The decrease was attributable to the sale of the aforementioned assets and a $94.3 million asset writedown taken in 2000. Net property, plant and equipment therefore declined from $456.7 million at December 31, 1999 to $235.9 million at December 31, 2000. Cash decreased from $5.9 million at December 31, 1999 to stand at $3.5 million at December 31, 2000. Working capital, excluding cash and the current portion of the long-term debt, totalled $10.8 million compared to $12.6 million at December 31, 1999. Lower settlements receivable, production inventories and supplies inventory, attributable to the sale of the zinc mines, were offset by a decrease in current liabilities resulting from the payment of the 1999 unpaid portion of the restructuring expenses and the sale of the zinc mines. Prior to giving effect to the final phase of the financial restructuring, which transactions were completed on January 12, 2001, long-term debt totalled $129.5 million at the end of 2000, including the current portion of $118.5 million.

Deferred gains of $8.1 million at December 31, 2000, correspond to unamortized realized gains resulting from the conversion of gold loans into dollar loans in preceding years and gains deferred in 2000 resulting from the anticipated delivery of gold against contracts with expiry dates subsequent to December 31, 2000. The $13.7 million decrease in 2000 is mainly due to the year's depreciation.

On May 5, 2000 Cambior completed a private placement whereby Jipangu subscribed 5,000,000 Units at a price of $1.00 (approximately Cdn $1.47) per unit, such placement ultimately resulted in the holding by Jipangu of 5,000,000 common shares of Cambior and 5,000,000 common share purchase warrants. Each warrant entitled Jipangu to subscribe one additional common share at a price of Cdn $1.60 per share (approximately $1.01 per share) until October 31, 2001. Some 2,100,000 warrants were exercised on October 31, 2001 and the remainder expired without being exercised.

At their annual general and special meeting held on May 7, 2002 and June 22, 2000, the Company's shareholders adopted resolutions to apply amounts available from the contributed surplus account of $23,047,000 in 2002 to reduce the Company's accumulated deficit, and to eliminate the Company's accumulated deficit of $338,620,000 as at December 31, 1999.

On December 22, 1999, in accordance with the restructuring of its gold hedging program, the Company entered into the 1999 credit agreements whereby the maximum credit available was then limited to the amount due at that date, being $212 million, and the possibility of conversion of the loan into a gold loan was eliminated. As well, all of the loan obligations matured on December 31, 2000 and no additional loans were permitted.

Bonds secured by a hypothec for a maximum amount of Cdn $600 million have been pledged as security for obligations under the 1999 credit agreements, gold hedging and base metals commitments and foreign exchange contracts. This hypothec consisted of a first-ranking fixed charge on the Doyon, Mouska, Bouchard-Hébert and Langlois mines, and a charge on all of the other assets of the Company for a maximum amount of Cdn $700 million.

At December 31, 1999, the Company's total assets amounted to $522 million compared to $809 million at December 31, 1998. The decrease was primarily attributable to the $296 million asset writedown (including discontinued operations assets) taken on December 31, 1999. Cash decreased by $16 million, mainly in the fourth quarter, due to the restrictions imposed by the financial creditors on hedging operations and to related financial expenses.

2.   **For the Quarters of the Last Two Fiscal Years**

	(in millions of dollars, except for per share amounts)									
	2003					2002				
	1Q	**2Q**	**3Q**	**4Q**	**Total**	1Q	2Q	3Q	4Q	Total
Total revenues	**45.6**	**43.2**	**47.2**	**59.7**	**195.7**	49.5	48.8	52.6	53.3	204.2
Earning (loss) before items in note 1 below	**(3.9)**	**(3.6)**	**1.7**	**5.3**	**(0.5)**	1.5	0.8	3.3	4.0	9.6
Net earnings (loss)	**(2.3)**	**(2.1)**	**0.7**	**4.3**	**0.6**	(10.4)	(3.1)	4.0	1.4	(8.1)
Basic net earnings (loss) per share	**(0.01)**	**(0.02)**	**0.01**	**0.02**	**0.00**	(0.10)	(0.02)	0.03	0.01	(0.06)

(1)   Earning (loss) before non-hedge derivative gain (loss), loss on foreign exchange from reduction in net investment and income and mining taxes.

Revenues totalled $45.6 million in the first quarter of 2003 as compared to $49.5 million for the same quarter last year. Gold sales totalled 128,300 ounces compared to 155,700 ounces sold during the same period in 2002 due to lower production and increase in production inventories. Direct mining costs for the first quarter of 2003 were $252 per ounce, an increase over the unit cost of the corresponding quarter in 2002 ($207 per ounce).

The realized gold price was $306 per ounce compared to $289 per ounce in the corresponding quarter of 2002. During the quarter, the gold market showed a significant improvement in the gold price with an average price of $352 per ounce compared to $290 per ounce in 2002.

The gold price at March 31, 2003 was $8 per ounce lower than at December 31, 2002 resulting in a positive adjustment of $1.7 million to the mark-to-market value for non-hedge derivative instruments which include call options and the variable volume forwards. The non-cash gain was attributable to the valuation of the derivative instruments included in the revenue protection program of the Company, which are not considered as hedges under accounting standards. The fair value of these derivatives was a negative $4.7 million, compared to $6.4 million at December 31, 2002.

The net loss was $2.3 million (1¢ per share) for the first quarter of 2003 compared to a net loss of $10.4 million (10 ¢ per share), for the corresponding quarter in 2002. The loss before the non-hedge derivative gain (loss), loss on foreign exchange from reduction in net investment and income and mining taxes was $3.9 million in 2003 compared to earnings of $1.5 million in 2002.

Revenues totalled $43.2 million in the second quarter of 2003 compared to $48.8 million for the same quarter last year. The realized gold price was $312 per ounce during the second quarter of 2003 compared to $311 per ounce in 2002.

Loss before the non-hedge derivative gain (loss), loss on foreign exchange from reduction in net investment and income and mining taxes, was $3.6 million compared to earnings of $0.8 million for the corresponding quarter of 2002. The non-hedge derivative gain of $0.8 million for the second quarter of 2003 was due to the increase in the price of gold from $335 per ounce on March 31, 2003 to $346 per ounce on June 30, 2003 and to gains resulting from lease rate swap contracts. Direct mining costs for the second quarter of 2003 were $244 per ounce compared to $233 per ounce in 2002.

Revenues totalled $47.2 million in the third quarter of 2003 compared to $52.6 million for the same quarter last year. Lower revenues in 2003 were mainly attributable to lower gold sales due to lower production from the Omai mine as a result of the depletion of soft rock reserves.

During the third quarter, the Company realized a price of $341 per ounce compared to an average market price of $ 315 per ounce. The average market price of gold was $363 per ounce for the quarter, versus $314 per ounce in 2002. The lower realized price compared to the market price is due to Cambior delivering a substantial portion of its production against forward sales contracts outstanding.

Until August 12, 2003, the Company was required to maintain a revenue protection program under the terms of its bank loan agreement and prepaid forward sales agreement. Benefiting from an improved financial position following the Cdn $100 million financing in early August, Cambior successfully negotiated the elimination of the gold hedging covenant under its financing agreements. Accordingly, the Company intends to eliminate its gold sales commitment, except for the residual 52,000 ounces under the prepaid gold forward sales agreement, by the end of 2004 through accelerated deliveries and opportunistic buy-backs.

Due to an increase in the closing price of gold from $346 per ounce on June 30, 2003 to $388 per ounce on September 30, 2003, the mark-to-market value of the non-hedge derivatives was adversely affected by $2.4 million during the third quarter of 2003. The non-hedge derivative loss was partially offset by gains resulting from lease rate swap contracts of $1.5 million. Direct mining costs for the third quarter of 2003 were $238 per ounce compared to $216 per ounce in 2002.

Revenues totalled $59.7 million in the fourth quarter of 2003 compared to $53.3 million for the same quarter last year mainly due to higher sales of gold. Due to an increase in the closing price of gold from $388 per ounce at the end of September 2003 to $417 per ounce at the end of December 2003, a negative adjustment of $0.4 million to the mark-to-market value of the non-hedge derivative instruments was necessary. In addition, a loss of $1.0 million related to the exercise of call options sold partially offset by gains of $0.4 million resulting from lease rate swap contracts.

The net earnings were $4.3 million (2¢ per share) for the fourth quarter of 2003 compared to net earnings of $1.4 million (1¢ per share), for the corresponding period in 2002. The net earnings before the non-hedge derivative gain (loss), loss on foreign exchange from reduction in net investment and income and mining taxes were $5.3 million for the fourth quarter of 2003 compared to earnings of $4.0 million in 2002. Direct mining costs for the fourth quarter of 2003 were $230 per ounce compared to $240 per ounce in 2002.

3.   Dividends

The Company has not paid any dividends since 1999. Pursuant to the 1999 credit agreements, Cambior had committed not to pay dividends or make other like distributions, and this commitment was maintained under the 2001 and 2003 Agreements; as regards the latter agreement, it has to be maintained until commercial completion (as defined in the 2003 Credit Facility) of the Rosebel project. The payment of dividends thereafter is subject, however, to the obligation to give prior notice thereof to the 2003 Financial Creditors and meeting certain financial ratios.

Item VI   Management's Discussion and Analysis

All information required for this section can be found in the section entitled "Management's Discussion and Analysis" on pages 13 through 33 of the Company's Annual Report for the year ended December 31, 2003.

Item VII   Market for Securities

From the closing of the Company's initial public offering on August 13, 1986 until December 7, 1999, Cambior's common shares traded on the Montreal and Toronto stock exchanges under the symbol CBJ. Due to the restructuring of all Canadian stock exchanges, Cambior's shares no longer trade on the Montreal Exchange and continue to trade on the Toronto Stock Exchange. Cambior's common shares also trade on the American Stock Exchange (AMEX) since June 27, 1994.

Item VIII   Directors and Officers

As of May 12, 2004, the list of Cambior's directors is as follows:

Name and Municipality of Residence	Principal Occupation	Director since	Number of Common Shares Over Which Control was Exercised as at March 29, 2004
ALEXANDER G. BALOGH[(1) (2)] Oakville, Ontario	Corporate Director	1997	16,412
GUY G. DUFRESNE[(1)(3)] Outremont, Québec	President and Chief Executive Officer Québec Cartier Mining Company (iron ore extraction and manufacturing company)	1995	30,000
GRAHAM FARQUHARSON [(1)(2)] Toronto, Ontario	President Strathcona Mineral Services Limited (mining consultant and project management firm)	1993	52,002
MICHEL GAUCHER [(2)(3)] Montreal, Québec	Chairman of the Board Dynamis Group, Inc. (cogeneration and recycling projects construction and management firm)	1988	41,412
LOUIS P. GIGNAC Brossard, Québec	President and Chief Executive Officer Cambior Inc.	1986	419,258
JOHN W.W. HICK [(3)] Toronto, Ontario	President and Chief Executive Officer Defiance Mining Corporation (mining company)	2000	20,000
ROBERT NORMAND[(3)] Rosemère, Québec	Corporate Director	2000	33,000
KAZUO SHUTO[(2)] Tokyo, Japan	Director Jipangu Inc. (gold investment private company)	2004[(4)]	10,000[(5)]

(1)   Member of the Corporate Governance and Human Resources Committee
(2)   Member of the Safety and Sustainability Committee
(3)   Member of the Audit Committee
(4)   Director since his election at the May 12, 2004 Annual General Meeting of Shareholders. Mr. Shuto had already been elected as director of the Company at the May 2003 shareholders' meeting.
(5)   Jipangu Inc. controls an aggregate of 23,000,000 Common Shares.

Each director provided the Company with the information regarding the number of common shares over which he exercises control or direction.

All of the above-mentioned directors have held their current positions or another position with their current employer or a company related thereto during the last five years, with the following exceptions. Mr. Hick has held the abovementioned occupation since August 2003. Prior thereto, he was President and Chief Executive Officer of Geomaque Explorations Ltd. since September 2001. Also, Mr. Hick is the President of John W.W. Hick Consultants Inc. since 1997.

Each director shall, unless he resigns or his office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

The current list of Company officers is as follows:

Name and Municipality of Residence	Occupation	Officer since	Number of Common Shares Over Which Control was Exercised as at March 29th, 2004
GUY G. DUFRESNE Outremont, Québec	Chairman of the Board	1998	30,000
LOUIS P. GIGNAC Brossard, Québec	President and Chief Executive Officer	1986	419,258
RÉJEAN GOURDE Port of Spain, Trinidad WI	Senior Vice President, Guiana Shield	1995	79,033
RAYNALD VÉZINA[1] Val-d'Or, Québec	Senior Vice President, Canada	1988	64,592
NORMAND BÉDARD Beloeil, Québec	Vice President, Human Resources	1995	11,192
BRYAN A. COATES Candiac, Québec	Vice President, Finance and Chief Financial Officer	2001	98,041
MARC DAGENAIS St. Bruno, Québec	Vice President, Legal Affairs and Assistant Corporate Secretary	1997	14,863
ROBERT MÉNARD Boucherville, Québec	Vice President, Projects and Construction	1994	53,982
JACQUES PERRON [1] Saskatoon, Saskatchewan	Vice President, Canada	2004	---

Name and Municipality of Residence	Occupation	Officer since	Number of Common Shares Over Which Control was Exercised as at March 29th, 2004
SERGE VÉZINA St. Bruno, Québec	Vice President, Industrial Engineering and Environment	2001	11,393
FRANÇOIS VIENS Diego Martin, Trinidad WI	Vice President, Business Development and Exploration	2004	46,364
PIERRE BÉLIVEAU Boisbriand, Québec	Corporate Controller	2001	11,477
LUCIE DESJARDINS Blainville, Québec	Corporate Secretary and Senior Legal Counsel,	2002	4,375
ANDRÉ LE BEL Rosemère, Québec	Assistant Corporate Secretary and Senior Legal Counsel	2000	6,641

(1)   Mr. Vézina will retire, effective in July 2004, and be replaced as head of Canadian activities by Mr. Perron, who will take up office effective in mid June 2004.

Each officer provided the Company with the information regarding the common shares over which he or she exercises control or direction.

The position of Chairman of the Board is held by an outside and unrelated director. All of the above-mentioned officers have held their current positions or another management position with the Company or one of its affiliates during the last five years, with the following exceptions. Prior to July 2001, Mr. Bryan A. Coates was Vice President, Finance and Administration at *Compania Minera Antamina S.A.* where he participated in the development of one of the world's largest base metals mine. Mr. Jacques Perron is, since March 2004 and until the taking up of his office with Cambior Inc., Project Director with Cameco Corporation. Mr. Perron was General Manager, KeyLake/McArthur River, at Cameco Corporation from April 2002 to March 2004, Mine General Manager, Campbell mine, at Placer Dome Inc. from February 2001 to April 2002, General Manager, Quebec Operations, at Breakwater Resources Ltd. from May 2000 to February 2001, and prior thereto, he was Manager, Mine Bouchard-Hébert, at Cambior Inc. since July 1999. Mr. François Viens was Vice President – Exploration with Ariane Gold Corp., from 2002 to 2003, and Hope Bay Gold Corporation Inc., from 2000 to 2002. Prior thereto he was General Manager, Mining Geology with Cambior Inc. Mrs. Lucie Desjardins is a member of the Québec Bar since 1986. Prior to November 2002, she practiced law with major law firms in the City of Montreal, Province of Québec, Canada, mainly in the fields of corporate, commercial and securities law.

As at March 29, 2004, directors and senior officers of Cambior as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately

1,014,037 common shares or 0.42% of all issued and outstanding common shares of Cambior.

Interest of management and others in material transactions

In 2003, the Company completed a public equity offering by means of a prospectus and a flow-through share private placement, and in connection therewith, the Company paid fees aggregating $625,000 to Dundee Securities Corporation, an investment dealer to which a former director of the Company, Mr. Jonathan C. Goodman, is related.

Fees in the amount of $23,147 were paid to Strathcona Mineral Services Limited, a mining consultant and project management firm of which Mr. Graham Farquharson, a member of the Board of Directors of the Company, is President, for an independent review of mineral reserves.

Item IX   Additional Information

In connection with the filing of this Annual Information Form ("AIF") dated May 17, 2004 Cambior hereby undertakes to provide to any person or company, upon request to the Corporate Secretary of the Company:

(a)   when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed with respect to a distribution of its securities,

(i)   one copy of the AIF of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,

(ii)   one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year,

(iii)   one copy of the information circular of the Company with respect to its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

(iv)   one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b)   at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided the Company may require the payment of a

reasonable charge if the request is made by a person who is not a security holder of the Company.

Other information, including information on directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and the interests of insiders in material transactions, where applicable, is set forth in the information circular of the Company dated April 1st, 2004, for the annual general meeting of shareholders held on May 12, 2004 and which involved the election of directors (the "Circular"). Additional financial information is given in the comparative financial statements to the end of the last fiscal year presented on pages 35 to 73 of the Company's Annual Report for the year ended December 31, 2003. The Circular and the Annual Report are available to the public as provided for by Section 87 of the *Securities Act* (Québec).